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Filed by Ares Capital Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under
Rule 14a-6 of the Securities Exchange Act of 1934
Subject Company: Allied Capital Corp.
Commission File No. 333-163760

Dear Stockholder:

        On October 26, 2009, Ares Capital Corporation ("Ares Capital") and Allied Capital Corporation ("Allied Capital") announced a strategic business combination in which ARCC Odyssey Corp., a wholly owned subsidiary of Ares Capital, would merge into Allied Capital and, immediately thereafter, Allied Capital would merge into Ares Capital.

        If the merger is completed, holders of Allied Capital common stock will have a right to receive 0.325 shares of Ares Capital common stock for each share of Allied Capital common stock held immediately prior to such merger. In connection with such merger, Ares Capital expects to issue a maximum of approximately 58.5 million shares of its common stock (assuming that holders of all "in-the-money" Allied Capital stock options elect to be cashed out), subject to adjustment in certain limited circumstances.

        The proposed merger has been unanimously approved by Ares Capital's board of directors, including its independent directors. At the special meeting of Ares Capital stockholders, Ares Capital stockholders are being asked to vote on a proposal to approve the issuance of Ares Capital common stock in connection with the merger and a proposal to approve the adjournment of the Ares Capital special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Ares Capital special meeting to approve the foregoing proposal.

        While there can be no assurance as to the exact timing, or that the merger will be completed at all, we are working to complete the merger around the end of the first quarter of 2010.

        On or about February 16, 2010, we mailed to you a detailed joint proxy statement/prospectus that contains a description of the proposed merger and other important information for you to consider in connection with the Ares Capital special meeting. The attached supplement contains information that supplements the joint proxy statement/prospectus. I urge you to read the enclosed materials carefully together with the joint proxy statement/prospectus.

        Once you have had an opportunity to read the enclosed materials together with the joint proxy statement/prospectus, I urge you to vote "FOR" the share issuance proposal and "FOR" the adjournment proposal by completing, signing, dating and mailing your proxy card. Internet and telephone voting are also available. Please follow the instructions on your proxy card.

        Your vote is important, regardless of the number of shares you own, so please authorize your proxy today.

Sincerely,
Bennett Rosenthal Chairman of the Board of Directors

 SUPPLEMENT TO THE JOINT PROXY
STATEMENT/PROSPECTUS
FOR THE SPECIAL MEETINGS OF STOCKHOLDERS
TO BE HELD ON MARCH 26, 2010

        This document supplements the joint proxy statement/prospectus, dated February 11, 2010 (the "Proxy Statement"), provided to you in connection with the proposed merger (the "merger") of ARCC Odyssey Corp., a wholly owned subsidiary of Ares Capital Corporation ("Ares Capital"), with and into Allied Capital Corporation ("Allied Capital") pursuant to the Agreement and Plan of Merger, as such agreement may be amended from time to time (the "merger agreement"), dated as of October 26, 2009, among Ares Capital, Allied Capital and ARCC Odyssey Corp.

        Except as described in this document, the information provided in the Proxy Statement continues to apply. To the extent that information in this document differs from, updates or conflicts with information contained in the Proxy Statement, the information in this document is more current. This is the case even if such section of the Proxy Statement is not specifically referenced in this document. Terms used but not defined in this document shall have the meanings given to such terms in the Proxy Statement.

        This document is dated March 9, 2010 and is first being mailed to stockholders on or about March 11, 2010.

SUPPLEMENTAL INFORMATION

        The following supplemental information should be read in conjunction with the Proxy Statement, which you are urged to read in its entirety.

Special Dividend

        On March 3, 2010, Ares Capital and Allied Capital announced Allied Capital's intention to declare a special dividend of $0.20 per share to Allied Capital stockholders in the circumstances described below (the "Distribution").

        On the date the merger is approved by the affirmative vote of the holders of two-thirds of the shares of Allied Capital common stock outstanding and entitled to vote thereon, Allied Capital's board of directors intends to declare a dividend to Allied Capital stockholders of record on such date. The dividend would be funded to the dividend paying agent on the closing of the merger with instructions to disburse such amounts to Allied Capital stockholders as of the record date as promptly as practicable after the effective time. Allied Capital has received consent from Ares Capital pursuant to the merger agreement in order to declare and pay this dividend. Allied Capital has also received consent under the senior secured term loan (the "Term Loan") to declare and pay this dividend.

Certain Material U.S. Federal Income Tax Consequences of the Distribution

        The following information supplements the information provided in (1) the cover page of the Proxy Statement, (2) the third question on page 8 of "Question and Answers about the Special Meetings and the Merger" in the Proxy Statement, (3) "Summary—The Merger Is Intended to Be Tax-Free to Allied Capital Common Stockholders as to the Shares of Ares Capital Common Stock They Receive" on page 17 of the Proxy Statement, (4) "Summary—Reasons for the Merger—Allied Capital—Tax Free Treatment of Merger" on page 18 of the Proxy Statement, (5) "The Merger—

Reasons for the Merger—Allied Capital—Tax Free Treatment of Merger" on page 131 of the Proxy Statement and (6) "Certain Material U.S. Federal Income Tax Consequences of the Merger" on pages 174 through 184 of the Proxy Statement:

        The treatment of the Distribution for U.S. federal income tax purposes is uncertain. If the Distribution is not viewed as part of the consideration received by the stockholders of Allied Capital in the merger, then such stockholders will be taxed on the Distribution pursuant to Section 301 of the Internal Revenue Code of 1986, as amended. In that event, because Allied Capital does not believe that it has any "accumulated earnings and profits" and the management of Allied Capital does not expect that Allied Capital will have any current year earnings and profits as of the effective time, the Distribution will be applied against and reduce the adjusted tax basis of each share of the stockholder's Allied Capital stock and, to the extent the amount of the Distribution exceeds such adjusted tax basis, generally will be treated as a capital gain from the sale or exchange of each such share. For a discussion of the taxation of capital gains, please see the discussion in the Proxy Statement under the heading "Certain Material U.S. Federal Income Tax Consequences of the Merger."

        Alternatively, if the Distribution is viewed as part of the consideration received by the stockholders of Allied Capital in the merger, then each stockholder will be treated as if it exchanged Allied Capital shares for a combination of cash and Ares Capital shares. In that event, each stockholder of Allied Capital generally will recognize capital gain in an amount equal to the lesser of (a) the amount of cash received (excluding any cash received in lieu of a fractional Ares Capital share) or (b) the sum of the fair market value of the Ares Capital shares received plus the amount of cash received (including any cash received in lieu of a fractional Ares Capital share), less the stockholder's adjusted tax basis in the Allied Capital shares exchanged. However, if the receipt of the Distribution has the effect of a distribution of a dividend for U.S. federal income tax purposes, each stockholder of Allied Capital could be treated as having received ordinary dividend income.

        In determining whether the exchange described above has the effect of a distribution of a dividend, each stockholder of Allied Capital will be treated as if Ares Capital shares having a fair market value equal to the amount of the Distribution had been distributed to the stockholder as part of the merger, with such Ares Capital shares then being redeemed by Ares Capital in return for the cash actually received by the stockholder in the Distribution. The exchange will not have the effect of a distribution of a dividend if the deemed redemption is "substantially disproportionate" or "not essentially equivalent to a dividend." In general, the deemed redemption will be "substantially disproportionate" with respect to a stockholder of Allied Capital if such stockholder experiences a more than 20% reduction in its interest in Ares Capital (both by vote and value) as a result of the deemed redemption. In order for the hypothetical redemption to be "not essentially equivalent to a dividend," it must result in a "meaningful reduction" in the stockholder's deemed percentage ownership of Ares Capital shares.

        The Internal Revenue Service has ruled that a minority shareholder in a publicly traded corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a "meaningful reduction" generally if such shareholder has some reduction in its deemed percentage stock ownership. In applying the foregoing tests, a stockholder of Allied Capital will, under the constructive ownership rules, be deemed to own Ares Capital shares that are owned by certain related persons or entities or with respect to which the stockholder of Allied Capital owns options, in addition to the Ares Capital shares actually owned by the stockholder.

        Although the issue is not free from doubt, Allied Capital intends to treat the Distribution for U.S. federal income tax reporting purposes as a distribution that is not part of the consideration received by the stockholders of Allied Capital in the merger. Because of the complex nature of this issue, however, stockholders of Allied Capital should consult their tax advisors regarding their treatment of the Distribution.

        The foregoing discussion is for general information only and does not purport to be a complete analysis or listing of all potential tax effects that may apply to a stockholder of Allied Capital with respect to the Distribution. We strongly encourage all stockholders of Allied Capital to consult their tax advisors to determine the particular tax consequences to them of the merger and the Distribution, including the application and effect of federal, state, local, foreign and other tax laws.

Amendment to Allied Capital Term Loan

        On March 2, 2010, Allied Capital amended its Term Loan by entering into Amendment No. 1 to the Second Amended and Restated Credit Agreement dated as of January 29, 2010 (the "Amendment"). Pursuant to the Amendment, Allied Capital is permitted to declare a one-time special cash dividend upon approval of the merger by the affirmative vote of the holders of two-thirds of the outstanding shares of Allied Capital common stock, so long as no default or event of default has occurred and is continuing or would result from the declaration and payment of the special dividend. Pursuant to the Amendment, the payment of the special dividend is contingent on the consummation of the merger and may not exceed the lesser of $0.20 per share or $40 million.

        In addition, the Amendment makes modifications to certain of the mandatory repayment requirements under the Term Loan. The Amendment requires the use of a minimum of 75%, an increase from 56%, of all net cash proceeds from asset dispositions, subject to certain conditions and exclusions, to be used to repay the Term Loan prior to the consummation of the merger. Prior to the Amendment, Allied Capital was required to use 100% of available cash in excess of a $125 million cash floor at any month end (the "Cash Floor") to repay the Term Loan, and on April 30, 2010, the Cash Floor decreases to $100 million. In addition, the Amendment also includes a new prepayment provision, which requires Allied Capital to use 75% of principal collections (other than net cash proceeds from asset dispositions) received as of the 15th and last day of each month to repay the Term Loan, beginning with the period from March 1, 2010 to March 15, 2010. Upon consummation of the merger, the Cash Floor decreases to $0 and the percentage of principal collections and net cash proceeds from asset dispositions required to repay the Term Loan increases to 100%.

Annual Reports of Ares Capital and Allied Capital

        Enclosed with this document, and incorporated herein by reference, are the Annual Report of Ares Capital on Form 10-K, filed with the Securities and Exchange Commission (the "SEC") on February 25, 2010 (the "Ares Capital 10-K"), and the Annual Report of Allied Capital on Form 10-K, filed with the SEC on February 26, 2010 (the "Allied Capital 10-K").

Comparative Fees and Expenses

        The following information supplements the information provided in "Comparative Fees and Expenses" on pages 68 through 72 of the Proxy Statement, the second full question on page 7 of "Question and Answers about the Special Meetings and the Merger" in the Proxy Statement and "Risk Factors—Risks Relating to the Merger—Ares Capital may be unable to realize the benefits anticipated by the merger and subsequent combination, including estimated cost savings and synergies, or it may take longer than anticipated to achieve such benefits" on page 61 of the Proxy Statement:

COMPARATIVE FEES AND EXPENSES

        The following tables are intended to assist you in understanding the costs and expenses that an investor in the common stock of Allied Capital and Ares Capital bears directly or indirectly and, based on the assumptions set forth below, the pro forma costs and expenses estimated to be incurred by the combined company in the first year following the merger. Allied Capital and Ares Capital caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this document or the Proxy Statement contains a reference to fees or expenses paid or to be paid by "you," "Allied Capital" or "Ares Capital," stockholders will indirectly bear such fees or expenses as investors in Allied Capital or Ares Capital, as applicable.

	Allied Capital		Ares Capital		Pro Forma Combined(1)
Stockholder transaction expenses (as a percentage of offering price)
Sales load paid by Allied Capital and Ares Capital	None	(1)	None	(1)	None	(1)
Offering expenses borne by Allied Capital and Ares Capital	None	(1)	None	(1)	None	(1)
Dividend reinvestment plan expenses	None	(2)	None	(2)	None	(2)

Total stockholder transaction expenses paid by Allied Capital and Ares Capital	None		None		None

	Allied Capital	Ares Capital	Pro Forma Combined(1)
Estimated annual expenses (as a percentage of consolidated net assets attributable to common stock):(3)(4)
Management fees(5)	—	2.76%	2.74%
Incentive fees(6)	—	2.65%	1.44%
Interest payments on borrowed funds(7)	14.27%	1.93%	8.44	%(8)
Other expenses(9)	6.98%	1.85%	2.95%
Acquired fund fees and expenses(10)	0.22%	0.03%	0.13%

Total annual expenses (estimated)(11)	21.47%	9.22%	15.70%

(1)
Purchases of shares of common stock of Allied Capital or Ares Capital on the secondary market are not subject to sales charges, but may be subject to brokerage commissions or other charges. The table does not include any sales load (underwriting discount or commission) that stockholders may have paid in connection with their purchase of shares of Allied Capital or Ares Capital common stock.

(2)
The expenses of the dividend reinvestment plan are included in "Other expenses."

(3)
"Consolidated net assets attributable to common stock" equals stockholders' equity at December 31, 2009. For Pro Forma Combined, the stockholders' equity for Ares Capital Pro Forma Combined as of December 31, 2009 was used from the pro forma information beginning on page 11 of this document.

(4)
Allied Capital does not have an investment adviser and is internally managed by its management team under the supervision of its board of directors. Therefore, Allied Capital pays operating costs associated with employing a management team and investment professionals instead of paying investment advisory fees. As a result, the estimate of the annual expenses Allied Capital incurs in connection with the employment of such employees is included in the line item "Other expenses" and, accordingly, any comparison of the individual items of Allied Capital and Ares Capital set forth under "Estimated annual expenses" above may not be informative because Allied Capital is internally managed and Ares Capital is externally managed. The pro forma combined company estimated annual expenses are consistent with the information presented in the unaudited pro forma condensed consolidated financial statements included in this document. See "Unaudited Pro Forma Condensed Consolidated Financial Data" in this document and in the Proxy Statement.

(5)
Ares Capital is externally managed by its investment adviser, Ares Capital Management. Following completion of the merger, the combined company will continue to be externally managed by Ares

  Capital Management and the pro forma combined company management fee has been calculated in a manner consistent with Ares Capital's investment advisory and management agreement. Ares Capital's management fee is currently 1.5% of its total assets other than cash and cash equivalents (which includes assets purchased with borrowed amounts). For the purposes of this table, Ares Capital has assumed that it maintains no cash or cash equivalents and that the management fee remains at 1.5% as set forth in its current investment advisory and management agreement. Ares Capital may from time to time decide it is appropriate to change the terms of such agreement. Under the Investment Company Act, any material change to its investment advisory and management agreement must be submitted to its stockholders for approval. The 2.76% reflected for Ares Capital in the table is calculated on Ares Capital's net assets (rather than its total assets). The 2.74% reflected for the pro forma combined company in the table is calculated on its net assets (rather than its total assets). Net assets is defined as total assets less indebtedness and before taking into account any incentive fees payable during the period. See "Management of Ares Capital—Investment Advisory and Management Agreement" in the Proxy Statement.

(6)
This item represents Ares Capital's investment adviser's incentive fees based on actual amounts earned for the year ended December 31, 2009. It also assumes that this fee will remain constant although it is based on Ares Capital's performance and will not be paid unless Ares Capital achieves certain goals. The combined company may have capital gains and interest income that could result in the payment of an incentive fee to its investment adviser in the first year after completion of the merger. Since its inception, the average quarterly incentive fee payable to its investment adviser has been approximately 0.63% of its weighted net assets (2.54% on an annualized basis). The pro forma combined company incentive fees have been calculated in a manner consistent with Ares Capital's investment advisory and management agreement. For more detailed information about incentive fees previously incurred by Ares Capital, please see Note 3 to its consolidated financial statements for the period ended December 31, 2009 in the Ares Capital 10-K.

  The incentive fee consists of two parts:

  The first, payable quarterly in arrears, equals 20% of Ares Capital's pre-incentive fee net investment income (including interest that is accrued but not yet received in cash), subject to a 2.00% quarterly (8% annualized) hurdle rate and a "catch-up" provision measured as of the end of each calendar quarter. Under this provision, in any calendar quarter, Ares Capital's investment adviser receives no incentive fee until Ares Capital's net investment income equals the hurdle rate of 2.00% but then receives, as a "catch-up," 100% of its pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.50%. The effect of this provision is that, if pre-incentive fee net investment income exceeds 2.50% in any calendar quarter, Ares Capital's investment adviser will receive 20% of its pre-incentive fee net investment income as if a hurdle rate did not apply.

  The second part, payable annually in arrears for each calendar year, equals 20% of Ares Capital's realized capital gains on a cumulative basis from inception through the end of the year, if any, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

  Ares Capital will defer cash payment of any incentive fee otherwise earned by its investment adviser if, during the most recent four full calendar quarter period ending on or prior to the date such payment is to be made, the sum of (1) its aggregate distributions to its stockholders and (2) its change in net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) is less than 8.0% of its net assets at the beginning of such period. These calculations will be adjusted for any share issuances or repurchases. See

  "Management of Ares Capital—Investment Advisory and Management Agreement" in the Proxy Statement.

(7)
"Interest payments on borrowed funds" represents interest expenses and credit facility expenses incurred for the year ended December 31, 2009. During the year ended December 31, 2009, Allied Capital's average borrowings were $1.8 billion and cash paid for interest expense was $158 million and Ares Capital's average borrowings were $870 million and cash paid for interest expense was $20 million. Allied Capital had outstanding borrowings of $1.6 billion at December 31, 2009. Ares Capital had outstanding borrowings of $767.9 million at December 31, 2009. The amount of leverage that Allied Capital or Ares Capital may employ at any particular time will depend on, among other things, Allied Capital and Ares Capital's boards of directors' and, in the case of Ares Capital, its investment adviser's assessment of market and other factors at the time of any proposed borrowing. See "Risk Factors—Risks Relating to Ares Capital—Ares Capital borrows money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing with Ares Capital" in the Proxy Statement. See "Risk Factors—Risks Relating to Allied Capital—Allied Capital's use of leverage magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in Allied Capital" in the Proxy Statement.

(8)
This is based on the assumption that borrowings and interest costs after the merger will remain the same as those costs prior to the merger. Ares Capital and Allied Capital expect that as a result of completed asset sales, debt repayments and refinancings the combined company's interest payments on borrowed funds in the first year following the merger will be less than the amounts used in the pro forma combined estimate and, accordingly, that estimated total expenses will be lower than as reflected in the pro forma combined estimate as of December 31, 2009.

(9)
Includes overhead expenses, including, in the case of Ares Capital, payments under its administration agreement based on its allocable portion of overhead and other expenses incurred by Ares Operations in performing its obligations under such administration agreement. In the case of Allied Capital, such expenses are based on employee, employee stock options and administrative expenses for the year ended December 31, 2009. In the case of Ares Capital, such expenses are based on "Other expenses" for the year ended December 31, 2009. See "Management of Ares Capital—Administration Agreement" in the Proxy Statement. For the pro forma combined company, "Other expenses" were based on the amount indicated in the unaudited pro forma condensed consolidated financial statements for the year ended December 31, 2009. The holders of shares of Allied Capital and Ares Capital common stock (and not the holders of their debt securities or preferred stock, if any) indirectly bear the cost associated with their annual expenses.

(10)
With respect to "Acquired fund fees and expenses," Allied Capital and Ares Capital stockholders indirectly bear the expenses of underlying investment companies managed by third parties in which Allied Capital and Ares Capital invest. This amount includes the fees and expenses of investment companies in which Allied Capital or Ares Capital is invested as of December 31, 2009. Certain of these investment companies are subject to management fees, which generally range from 1% to 2.5% of total net assets, or incentive fees, which generally range between 15% to 25% of net profits. When applicable, fees and expenses are based on historic fees and expenses for the investment companies. For those investment companies with little or no operating history, fees and expenses are based on expected fees and expenses stated in the investment companies' offering memorandum, private placement memorandum or other similar communication without giving effect to any performance. Future fees and expenses for these investment companies may be substantially higher or lower because certain fees and expenses are based on the performance of the investment companies, which may fluctuate over time. The amount of Allied Capital's average net assets used in calculating this percentage was based on average net assets of $1.3 billion for the year ended December 31, 2009. The amount of Ares Capital's average net assets used in calculating this percentage was based on average net assets of $1.1 billion for the year ended December 31, 2009.

(11)
"Total annual expenses" as a percentage of consolidated net assets attributable to common stock are higher than the total annual expenses percentage would be for a company that is not leveraged. Allied Capital and Ares Capital borrow money to leverage and increase their total assets. The SEC requires that the "Total annual expenses" percentage be calculated as a percentage of net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period), rather than the total assets, including assets that have been funded with borrowed monies.

Example

        The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in Allied Capital, Ares Capital or, following the merger, the combined company's common stock. In calculating the following expense amounts, each of Allied Capital and Ares Capital has assumed that it would have no additional leverage, that none of its assets are cash or cash equivalents and that its annual operating expenses would remain at the levels set forth in the table above. Transaction expenses related to the merger are not included in the following example.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return in(1):
Allied Capital	$208	$595	$948	$1,699
Ares Capital	$67	$199	$325	$628
The pro forma combined company following the merger	$146	$398	$603	$967

(1)
The above illustration assumes that Allied Capital, Ares Capital and, following the merger, the combined company will not realize any net capital gains computed net of all realized capital losses and unrealized capital depreciation. In the case of Ares Capital, the expenses you would pay, based on a $1,000 investment and assuming a 5% annual return resulting entirely from net realized capital gains (and therefore subject to the capital gain incentive fee), and otherwise making the same assumptions in the example above, would be: 1 year, $77; 3 years, $227; 5 years, $370; and 10 years, $699. In the case of the pro forma combined company following the merger, the expenses you would pay, based on a $1,000 investment and assuming a 5% annual return resulting entirely from net realized capital gains (and therefore subject to the capital gain incentive fee), and otherwise making the same assumptions in the example above, would be: 1 year, $156; 3 years, $424; 5 years, $641; and 10 years, $1,019. However, cash payment of the capital incentive fee would be deferred if, during the most recent four full calendar quarter period ending on or prior to the date the payment set forth in the example is to be made, the sum of (a) Ares Capital's aggregate distributions to its stockholders and (b) its change in net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) was less than 8.0% of its net assets at the beginning of such period (as adjusted for any share issuances or repurchases).

        The foregoing table is to assist you in understanding the various costs and expenses that an investor in Allied Capital, Ares Capital or, following the merger, the combined company's common stock will bear directly or indirectly. While the example assumes, as required by the SEC, a 5% annual return, performance will vary and may result in a return greater or less than 5%. In the case of Ares Capital, the incentive fee under the investment advisory and management agreement, which, assuming a 5% annual return, would either not be payable or have an insignificant impact on the expense amounts shown above, is not included in the example. If Ares Capital were to achieve sufficient returns on its investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, its expenses, and returns to its investors, would be higher.

        In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, if Ares Capital's board of directors authorizes and Ares Capital declares a cash dividend, participants in its dividend reinvestment plan who have not otherwise elected to receive cash will receive a number of shares of its common stock determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of Ares Capital common stock at the close of trading on the valuation date for the dividend. See "Ares Capital Dividend Reinvestment Plan" in the Proxy Statement for additional information regarding Ares Capital's dividend reinvestment plan.

This example and the expenses in the table above should not be considered a representation of Allied Capital, Ares Capital or, following the merger, the combined company's future expenses as actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

Unaudited Selected Pro Forma Consolidated Financial Data

        The following information supplements the information provided in "Unaudited Selected Pro Forma Consolidated Financial Data" on page 79 of the Proxy Statement:

        The following tables set forth unaudited pro forma condensed consolidated financial data for Ares Capital and Allied Capital as a consolidated entity. The information as of December 31, 2009 is presented as if the merger had been completed on December 31, 2009 and after giving effect to certain transactions that occurred subsequent to December 31, 2009. The unaudited pro forma condensed consolidated operating data for the year ended December 31, 2009 is presented as if the merger had been completed on January 1, 2009. In the opinion of management, all adjustments necessary to reflect the effect of these transactions have been made. The merger will be accounted for under the acquisition method of accounting as provided by Accounting Standards Codification ("ASC") 805-10 (previously Statement of Financial Accounting Standards ("SFAS") No. 141(R)), Business Combinations.

        The unaudited pro forma condensed consolidated financial data should be read together with the respective historical audited and unaudited consolidated financial statements and financial statement notes of Allied Capital and Ares Capital in the Allied Capital 10-K and the Ares Capital 10-K, respectively, and the Proxy Statement. The unaudited pro forma condensed consolidated financial data is presented for comparative purposes only and does not necessarily indicate what the future operating results or financial position of Ares Capital will be following completion of the merger. The unaudited pro forma condensed consolidated financial data does not include adjustments to reflect any cost savings or other operational efficiencies that may be realized as a result of the merger or any future merger related restructuring or integration expenses.

(dollar amounts in thousands, except per share data and as otherwise indicated)

For the Year Ended December 31, 2009
Total Investment Income	$563,958
Total Expenses	373,164

Net Investment Income Before Income Taxes	190,794

Income Tax Expense	6,152

Net Investment Income	184,642

Net Realized and Unrealized Gains (Losses) on Investments, Foreign Currencies and Extinguishment of Debt	(507,774)

Net Increase (Decrease) in Stockholders' Equity Resulting from Operations	$(323,132)

As of December 31, 2009
Total Assets	$4,245,361
Total Debt	$1,758,097
Total Stockholders' Equity	$2,321,128

Unaudited Pro Forma Per Share Data

        The following information supplements the information provided in "Unaudited Pro Forma Per Share Data" on page 80 of the Proxy Statement:

        The following selected unaudited pro forma combined per share information for the year ended December 31, 2009 reflects the merger and related transactions as if they had occurred on January 1, 2009. The unaudited pro forma combined net asset value per common share outstanding reflects the merger and related transactions as if they had occurred on December 31, 2009 and certain other transactions that occurred subsequent to December 31, 2009.

        Such unaudited pro forma combined per share information is based on the historical financial statements of Ares Capital and Allied Capital and on publicly available information and certain assumptions and adjustments as discussed in the section entitled "Unaudited Pro Forma Condensed Consolidated Financial Statements." This unaudited pro forma combined per share information is provided for illustrative purposes only and is not necessarily indicative of what the operating results or financial position of Ares Capital or Allied Capital would have been had the merger and related transactions been completed at the beginning of the periods or on the dates indicated, nor are they necessarily indicative of any future operating results or financial position.

        The following should be read in connection with the section entitled "Unaudited Pro Forma Condensed Consolidated Financial Statements" in this document and in the Proxy Statement and other information included in or incorporated by reference into the Proxy Statement.

	As of and For the Year Ended December 31, 2009
	Ares Capital	Allied Capital	Pro forma Combined—Ares	Per Equivalent Allied Share(3)
Net Increase (Decrease) in Stockholders' Equity Resulting from Operations:
Basic	$1.99	$(2.91)	$(2.02)	$(0.66)
Diluted	$1.99	$(2.91)	$(2.02)	$(0.66)
Cash Dividends Declared(1)	$1.47	$—	$1.47	$0.48
Net Asset Value per Share(2)	$11.44	$6.68	$13.78	$4.48

(1)
The cash dividends declared per share represent the actual dividends declared per share for the period presented. The pro forma combined dividends declared is the dividends per share as declared by Ares Capital.

(2)
The pro forma combined net asset value per share is computed by dividing the pro forma combined net assets as of December 31, 2009 by the pro forma combined number of shares outstanding.

(3)
The Allied Capital equivalent pro forma per share amount is calculated by multiplying the pro forma combined per share amounts by the common stock exchange ratio of 0.325.

Unaudited Pro Forma Condensed Consolidated Financial Statements

        The following information supplements the information provided in "Unaudited Pro Forma Condensed Consolidated Financial Statements" on pages 89 through 116 of the Proxy Statement and in "Accounting Treatment" on page 173 of the Proxy Statement:

        The merger agreement provides that the holders of Allied Capital common stock will be entitled to receive 0.325 shares of Ares Capital common stock for each share of Allied Capital common stock held by them immediately prior to the effective time. This is estimated to result in approximately 58.5 million shares of Ares Capital common stock being issued in connection with the merger (assuming that holders of all "in-the-money" Allied Capital stock options elect to be cashed out). The unaudited pro forma condensed consolidated financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of both Allied Capital and Ares Capital, which are included in the Allied Capital 10-K and the Ares Capital 10-K, respectively, and the Proxy Statement. See "Financial Statements and Supplementary Data" in the Allied Capital 10-K, "Index to Consolidated Financial Statements" in the Ares Capital 10-K and "Index to Financial Statements" in the Proxy Statement.

        The following unaudited pro forma condensed consolidated financial information and explanatory notes illustrate the effect of the merger on Ares Capital's financial position and results of operations based upon the companies' respective historical financial positions and results of operations under the acquisition method of accounting with Ares Capital treated as the acquirer.

        In accordance with GAAP, the assets and liabilities of Allied Capital will be recorded by Ares Capital at their estimated fair values as of the date the merger is completed. The unaudited pro forma condensed consolidated financial information of Ares Capital and Allied Capital reflects the unaudited pro forma condensed consolidated balance sheet as of December 31, 2009 and the unaudited pro forma condensed consolidated income statement for the year ended December 31, 2009. The unaudited pro forma condensed consolidated balance sheet as of December 31, 2009 assumes the acquisition took place on that date. The unaudited pro forma condensed consolidated income statement for the year ended December 31, 2009 assumes the acquisition took place on January 1, 2009. The unaudited pro forma condensed consolidated balance sheet also reflects the impact of certain transactions that occurred subsequent to December 31, 2009.

        The unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and does not necessarily indicate the results of operations or the combined financial position that would have resulted had the merger and subsequent combination been completed at the beginning of the applicable period presented, nor the impact of expense efficiencies, asset dispositions, share repurchases and other factors. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed consolidated financial information, the allocation of the pro forma purchase price reflected in the unaudited pro forma condensed consolidated financial information involves estimates, is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the merger.

Ares Capital Corporation and Subsidiaries

Pro Forma Condensed Consolidated Balance Sheet

As of December 31, 2009

Unaudited

(in thousands, except share and per share data)

	Ares Capital	Adjusted Allied Capital (A)*	Pro Forma Adjustments		Ares Capital Pro Forma Combined
Assets and Liabilities Data:
Investments	$2,171,814	$1,975,046	$(140,587)	B*	$4,006,273
Cash and cash equivalents	99,227	138,418	(45,086)	C	85,546
			(107,013)	B
Other assets	42,474	124,698	(13,630)	B	153,542

Total assets	$2,313,515	$2,238,162	$(306,316)		$4,245,361

Debt	$969,465	$995,544	$(111,115)	B	$1,758,097
			(95,797)	B
Other liabilities	86,162	41,284	38,690	B	166,136

Total liabilities	1,055,627	1,036,828	(168,222)		1,924,233
Stockholders' equity	1,257,888	1,201,334	(140,587)	B	2,321,128
			(45,086)	C
			(49,906)	B
			(13,630)	B
			111,115	B

Total liabilities and stockholders' equity	$2,313,515	$2,238,162	$(306,316)		$4,245,361

Total shares outstanding	109,944,674	179,940,040	58,480,513	I	168,425,187

Net assets per share	$11.44	$6.68	$(2.40)		$13.78

*
Please see Note 3 of the accompanying notes to pro forma condensed consolidated financial statements on page 33.

Ares Capital Corporation and Subsidiaries

Pro Forma Condensed Consolidated Income Statement

For the Year Ended December 31, 2009

Unaudited

(in thousands, except share and per share data)

	Actual Ares Capital	Actual Allied Capital	Pro Forma Adjustments		Ares Capital Pro Forma Combined
Performance Data:
Interest and dividend income	$229,169	$290,986	$—	D*	$520,155
Fees and other income	16,103	27,700	—		43,803

Total investment income	245,272	318,686	—		563,958
Interest and credit facility fees	24,262	171,068	—	E	195,330
Base management fees	30,409	—	43,039	F	73,448
Incentive management fees	33,332	—	—	G	33,332
Other expenses	23,287	86,479	(38,711)	H	71,055

Total expenses	111,290	257,547	4,327		373,164

Net investment income before taxes	133,982	61,139	(4,327)		190,794

Income tax expense	576	5,576	—		6,152

Net investment income	133,406	55,563	(4,327)		184,642

Net realized gains (losses)	(45,963)	(361,128)	—		(407,091)
Net unrealized gains (losses)	88,707	(176,689)	—		(87,982)

Net realized and unrealized gains (losses)	42,744	(537,817)	—		(495,073)
Gain on extinguishment of debt	26,543	83,532	—		110,075
Loss on extinguishment of debt	—	(122,776)	—		(122,776)

Net increase (decrease) in stockholders' equity	$202,693	$(521,498)	$(4,327)		$(323,132)

Weighted average shares outstanding	101,719,800	178,994,228	58,480,513	I	160,200,313

Earnings (loss) per share	$1.99	$(2.91)	$(0.07)		$(2.02)

*
Please see Note 3 of the accompanying notes to pro forma condensed consolidated financial statements on page 33.

Ares Capital Corporation

Pro Forma Schedule of Investments

As of December 31, 2009

Unaudited

(Dollar Amounts in Thousands)

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Financial
AGILE Fund I, LLC(4)	Investment company	Member interest			$637	$449	$637	$449

AllBridge Financial, LLC(4)	Investment company	Senior secured loan (6.3%, due 4/10)			1,500	1,500	1,500	1,500
		Common equity			40,118	15,805	40,118	15,805

BB&T Capital Partners/Windsor Mezzanine Fund, LLC(5)	Investment company	Member interest			11,789	10,379	11,789	10,379

Callidus Capital Corporation(4)	Investment company	Senior subordinated note (18.0%, due 8/13)(2)			21,782	19,108	21,782	19,108
		Common stock (100 shares)			—	—	—	—
		Guaranty ($3,189)			—	—	—	—

Callidus Debt Partners CDO Fund I, Ltd.	Investment company	Class C notes (12.9%, due 12/13)(3)			19,527	2,163	19,527	2,163
		Class D notes (17.0%, due 12/13)(3)			9,454	—	9,454	—

Callidus Debt Partners CLO Fund III, Ltd.	Investment company	Preferred stock (23,600,000 shares)			20,138	4,112	20,138	4,112

Callidus Debt Partners CLO	Investment company	Class D notes (4.8%, due 4/20)			2,206	1,710	2,206	1,710
Fund IV, Ltd.		Income notes (0.0%)			14,859	5,433	14,859	5,433

Callidus Debt Partners CLO Fund V, Ltd.	Investment company	Income notes (1.4%)			13,432	5,012	13,432	5,012

Callidus Debt Partners CLO	Investment company	Class D notes (6.3%, due 10/21)			7,809	4,256	7,809	4,256
Fund VI, Ltd.		Income notes (0.0%)			29,144	4,978	29,144	4,978

Callidus Debt Partners CLO Fund VII, Ltd.	Investment company	Income notes (0.0%)			24,824	7,148	24,824	7,148

Callidus MAPS CLO	Investment company	Class E notes (5.8%, due 12/17)			17,000	11,695	17,000	11,695
Fund I LLC		Income notes (0.0%)			38,509	14,119	38,509	14,119

Callidus MAPS CLO	Investment company	Class D notes (4.5%, due 7/22)			3,880	3,215	3,880	3,215
Fund II, Ltd.		Income notes (2.5%)			17,824	6,310	17,824	6,310

Carador PLC(5)	Investment company	Ordinary shares (7,110,525 shares)	$9,033	$2,489			9,033	2,489

Catterton Partners VI, L.P.	Investment partnership	Limited partnership interest			3,327	2,014	3,327	2,014

CIC Flex, LP	Investment partnership	Limited partnership units (0.69 units)	41	41			41	41

Ciena Capital LLC(4)	Investment banking services	Senior secured loan (5.5%, due 3/09)(3)			319,031	100,051	319,031	100,051
		Class B equity interest			119,436	—	119,436	—
		Class C equity interest			109,097	—	109,097	—
		Guaranty ($5,000)			—	—	—	—

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value

Commercial Credit Group, Inc.	Commercial equipment finance and leasing	Senior subordinated note (15.0%, due 6/15)			21,970	21,970	21,970	21,970
	company	Preferred stock (64,679 shares)			15,543	6,005	15,543	6,005
		Warrants			—	—	—	—

Cortec Group Fund IV, L.P.	Investment partnership	Limited partnership interest			6,390	3,917	6,390	3,917

Covestia Capital Partners, LP	Investment partnership	Limited partnership units	1,059	1,059			1,059	1,059

Direct Capital Corporation(4)	Commercial equipment finance and leasing	Senior secured loan (8.0%, due 1/14)(3)			8,175	8,744	8,175	8,744
	company	Senior subordinated note (16.0%, due 3/13)(3)			55,496	6,797	55,496	6,797
		Common stock (2,317,020 shares)			25,732	—	25,732	—

Dryden XVIII Leveraged Loan 2007 Limited	Investment company	Class B notes (4.8%, due 10/19)(3)			7,497	2,115	7,497	2,115
		Income notes (0.0%)			23,164	2,427	23,164	2,427

Dynamic India Fund IV	Investment company	Common equity			9,350	8,224	9,350	8,224
eCentury Capital Partners, L.P.	Investment partnership	Limited partnership interest			7,274	—	7,274	—

Fidus Mezzanine Capital, L.P.	Investment partnership	Limited partnership interest			14,720	9,921	14,720	9,921

Financial Pacific Company(4)	Commercial property and	Senior subordinated loan (17.0%, due 2/12)(2)			58,870	34,780	58,870	34,780
	casualty insurance provider	Junior subordinated loan (20.0% due 8/12)(2)			10,010	—	10,010	—
		Preferred stock (9,458 shares)			8,865	—	8,865	—
		Common stock (12,711 shares)			12,783	—	12,783	—

Firstlight Financial Corporation(5)	Investment company	Senior subordinated note (1.0%, due 12/16)(2)	73,032	54,808			73,032	54,808
		Common stock (40,000 shares)	40,000	—			40,000	—

HCI Equity, LLC(4)	Investment company	Member interest			1,100	877	1,100	877

Ivy Hill Asset Management, L.P.(4)	Investment manager	Member interest	37,176	48,321			37,176	48,321

Ivy Hill Middle Market Credit Fund, Ltd.(4)	Investment company	Class B deferrable interest notes (6.3%, due 11/18)	40,000	36,800			40,000	36,800
		Subordinated notes (18.0%, due 11/18)	15,681	14,583			15,681	14,583

Imperial Capital Group, LLC and Imperial	Investment banking services	Limited partnership interest	6,094	5,663			6,094	5,663

Capital Private Opportunities, LP(5)		Common units (10,551 units)	15,000	18,403			15,000	18,403

Knightsbridge CLO	Investment company	Class E notes (9.3%, due 1/22)			18,700	11,360	18,700	11,360
2007-1 Ltd.(4)		Income notes (4.4%)			39,174	16,220	39,174	16,220

Knightsbridge CLO	Investment company	Class C notes (7.8%, due 6/18)			12,800	12,289	12,800	12,289
2008-1 Ltd.(4)		Class D notes (8.8%, due 6/18)			8,000	7,160	8,000	7,160
		Class E notes (5.3%, due 6/18)			11,291	10,091	11,291	10,091
		Income notes (20.8%)			21,893	20,637	21,893	20,637

Kodiak Fund LP	Investment partnership	Limited partnership interest			9,323	1,917	9,323	1,917

Novak Biddle Venture Partners III, L.P.	Investment partnership	Limited partnership interest			2,018	1,070	2,018	1,070

Pangaea CLO 2007-1 Ltd.	Investment company	Class D notes (5.0%, due 1/21)			12,119	6,651	12,119	6,651

Partnership Capital Growth Fund I, LP	Investment partnership	Limited partnership interest	3,045	3,045			3,045	3,045

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value

SPP Mezzanine Funding II, L.P.	Investment partnership	Limited partnership interest			7,476	7,145	7,476	7,145

Senior Secured Loan Fund LLC(4)	Investment partnership	Subordinated certificates (16.2%, due 12/15)	165,000	165,000			165,000	165,000

Trivergence Capital Partners, LP	Investment partnership	Limited partnership interest	2,016	2,016			2,016	2,016

VSC Investors LLC	Investment company	Member interest	648	648			648	648

Webster Capital II, L.P.	Investment partnership	Limited partnership interest			1,742	1,235	1,742	1,235

Total			407,825	352,876	1,276,798	421,009	1,684,623	773,885

Business Services
BenefitMall Holdings, Inc.	Employee benefits broker services company	Senior subordinated note (18.0%, due 6/14)(2)			40,254	40,254	40,254	40,254
		Common stock (39,274,290 shares)			39,274	68,822	39,274	68,822
		Warrants			—	—	—	—

Booz Allen Hamilton, Inc.	Strategy and technology consulting services	Senior secured loan (7.5%, due 7/15)	727	741			727	741
		Senior subordinated loan (13.0%, due 7/16)(2)	12,541	12,650			12,541	12,650

CitiPostal Inc.(4)	Document storage and management services	Senior secured revolving loan (3.7%, due 12/13)			683	683	683	683
		Senior secured loan (12.0%, due 12/13)(2)			50,633	50,633	50,633	50,633
		Senior subordinated note (16.0%, due 12/15)(2)			10,685	10,685	10,685	10,685
		Common stock (37,024 shares)			12,726	1,432	12,726	1,432

Cook Inlet Alternative Risk, LLC	Risk management services	Senior secured loan (13.0%, due 4/13)			87,309	62,100	87,309	62,100
		Member interest			552	—	552	—

Digital VideoStream, LLC	Media content supply chain services company	Senior secured loan (11.0%, due 2/12)(2)			12,940	12,811	12,940	12,811
		Convertible subordinated note (10.0%, due 2/16)(2)			5,006	5,006	5,006	5,006

Diversified Mercury Communications, LLC	Business media consulting services	Senior secured loan (6.8%, due 3/13)			2,657	2,391	2,657	2,391

Impact Innovations Group, LLC(4)	Management consulting services	Member interest			—	215	—	215

Investor Group Services, LLC(5)	Financial consulting services	Member interest	—	500			—	500

Market Track Holdings, LLC	Business media consulting services company	Senior secured revolving loan (8.0%, due 6/14)			2,450	2,412	2,450	2,412
		Junior subordinated loan (15.9%, due 6/14)(2)			24,509	23,680	24,509	23,680

Multi-Ad Services, Inc.(5)	Marketing services and software provider	Senior secured loan (11.3%, due 11/11)			2,485	2,491	2,485	2,491
		Preferred equity			1,737	1,418	1,737	1,418

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value

MVL Group, Inc.(4)	Marketing research provider	Senior secured loan (12.0%, due 7/12)			25,256	25,260	25,256	25,260
		Senior subordinated loan (14.5%, due 7/12)(2)			35,578	34,306	35,578	34,306
		Junior subordinated note (8.0%, due 7/12)(3)			139	—	139	—
		Common stock (560,716 shares)			555	—	555	—

PC Helps Support, LLC	Technology support provider	Senior secured loan (4.3%, due 12/13)			8,092	7,756	8,092	7,756
		Junior subordinated loan (12.8%, due 12/13)			26,633	26,490	26,633	26,490

Pendum Acquisition, Inc.(5)	Outsourced provider of ATM services	Common stock (8,872 shares)			—	200	—	200

Pillar Holdings LLC and PHL Holding Co.(5)	Mortgage services	Senior secured revolving loan (5.8%, due 11/13)	1,313	1,313			1,313	1,313
		Senior secured loan (14.5%, due 5/14)	7,375	7,375			7,375	7,375
		Senior secured loan (5.8%, due 11/13)	27,208	27,208			27,208	27,208
		Common stock (84.78 shares)	3,768	7,818			3,768	7,818

Primis Marketing Group, Inc. and Primis Holdings, LLC(5)	Database marketing services	Senior subordinated note (15.5%, due 2/13)(2)(3)	10,222	511			10,222	511
		Preferred units (4,000 units)	3,600	—			3,600	—
		Common units (4,000,000 units)	400	—			400	—

Prommis Solutions LLC, E-Default Statewide Tax and	Bankruptcy and foreclosure Services, LLC,	Senior subordinated note (13.5%, due 2/14)(2)	53,156	53,156			53,156	53,156
Title Services, LLC	and processing services	Preferred stock (30,000 shares)	3,000	6,221			3,000	6,221
Statewide Publishing Services, LLC (formerly known as MR Processing Holding Corp.)

Promo Works, LLC	Marketing services	Senior secured loan (16.0%, due 12/12)			19,859	12,557	19,859	12,557

R2 Acquisition Corp.	Marketing services	Common stock (250,000 shares)	250	250			250	250

SGT India Private Limited(5)	Technology consulting services	Common stock (150,596 shares)			4,161	—	4,161	—

Summit Business Media, LLC	Business media consulting services	Junior secured loan (15.0%, due 7/14)(2)(3)	10,018	554			10,018	554

Summit Energy Services, Inc.	Energy management consulting services	Common stock (415,982 shares)			1,861	2,200	1,861	2,200

Venturehouse-Cibernet Investors, LLC	Financial settlement services for intercarrier wireless roaming	Equity interest			—	—	—	—

VSS-Tranzact Holdings, LLC(5)	Management consulting services	Member interest	10,000	7,850			10,000	7,850

Total			143,578	126,147	416,034	393,802	559,612	519,949

Healthcare
Air Medical Group Holdings LLC(5)	Medical escort services	Senior secured revolving loan (2.8%, due 3/11)			6,056	5,845	6,056	5,845
		Preferred stock			2,993	19,500	2,993	19,500

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value

American Renal Associates, Inc.	Dialysis provider	Senior secured loan (8.5%, due 12/10)	902	902			902	902
		Senior secured loan (8.5%, due 12/11)	10,389	10,389			10,389	10,389

Axium Healthcare Pharmacy, Inc.	Specialty pharmacy provider	Senior subordinated note (8.0%, due 3/15)(2)			3,036	2,641	3,036	2,641

Capella Healthcare, Inc.	Acute care hospital operator	Junior secured loan (13.0%, due 2/16)	42,500	42,500			42,500	42,500

CT Technologies Intermediate Holdings, Inc. and	Healthcare analysis services	Preferred stock (14.0%, 7,427 shares)(2)	8,467	8,043			8,467	8,043
CT Technologies Holdings, LLC(5)		Common stock (11,225 shares)	4,000	8,114			4,000	8,114

DSI Renal, Inc.	Dialysis provider	Senior secured revolving loan (7.3%, due 3/11)	7,668	7,285			7,668	7,285
		Senior secured loan (7.3%, due 3/13)	12,591	16,476			12,591	16,476
		Senior subordinated note (16.0%, due 4/14)(2)	80,426	76,791			80,426	76,791

GC Merger Sub I, Inc.	Drug testing services	Senior secured loan (4.3%, due 12/14)	22,379	20,997			22,379	20,997

HCP Acquisition Holdings, LLC(4)	Healthcare compliance advisory services	Class A units (10,044,176 units)	10,044	4,256			10,044	4,256

Heartland Dental Care, Inc.	Dental services	Senior subordinated note (14.3%, due 8/13)(2)	32,717	32,717			32,717	32,717

Insight Pharmaceuticals Corporation(4)	OTC drug products manufacturer	Senior subordinated note (15.0%, due 9/12)(2)			54,385	54,023	54,385	54,023
		Common stock (155,000 shares)			40,413	9,400	40,413	9,400

Magnacare Holdings, Inc., Magnacare Administrative Services, LLC, and Magnacare, LLC	Healthcare professional provider	Senior subordinated note (14.8%, due 1/13)(2)	3,363	4,670			3,363	4,670

MPBP Holdings, Inc., Cohr	Healthcare equipment	Senior secured loan (due 1/13)	489	628			489	628
Holdings, Inc., and MPBP Acquisition Co., Inc.	services	Junior secured loan (6.5%, due 1/14)	32,049	8,000			32,049	8,000
		Common stock (50,000 shares)	5,000	—			5,000	—

MWD Acquisition Sub, Inc.	Dental services	Junior secured loan (6.5%, due 5/12)	5,000	4,350			5,000	4,350

OnCURE Medical Corp.	Radiation oncology care provider	Senior secured loan (3.8%, due 6/12)	3,068	2,761			3,068	2,761
		Senior subordinated note (12.5%, due 8/13)(2)	32,664	29,378			32,664	29,378
		Common stock (857,143 shares)	3,000	3,000			3,000	3,000

Passport Health Communications, Inc.,	Healthcare technology provider	Senior secured loan (10.5%, due 5/14)	24,346	24,346			24,346	24,346
Passport Holding Corp, and Prism Holding Corp.		Series A preferred stock (1,594,457 shares)	9,900	9,900			9,900	9,900
		Common stock (16,106 shares)	100	100			100	100

PG Mergersub, Inc.	Provider of patient surveys, management	Senior subordinated note (12.5%, due 3/16)	3,938	4,000			3,938	4,000
	reports and national	Preferred stock (333 shares)	333	333			333	333
	databases for the	Common stock (16,667 shares)	167	167			167	167
	integrated healthcare
	delivery system

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value

Reed Group, Ltd.	Medical disability management	Senior secured loan (6.0%, due 12/13)			11,903	10,186	11,903	10,186
	services provider	Senior subordinated loan (15.8%, due 12/13)(2)			19,199	15,260	19,199	15,260
		Common equity			1,800	28	1,800	28

Regency Healthcare Group, LLC(5)	Hospice provider	Preferred member interest			1,302	1,898	1,302	1,898

The Schumacher Group of Delaware, Inc.	Outsourced physician service provider	Senior subordinated note (12.1%, due 7/13)(2)	36,172	36,138			36,172	36,138

Soteria Imaging Services, LLC(5)	Outpatient medical imaging provider	Junior secured loan (11.3%, due 11/10)			4,216	4,210	4,216	4,210
		Preferred member interest			1,881	1,279	1,881	1,279

Univita Health, Inc.	Outsourced services provider	Senior subordinated loan (15.0%, due 12/14)	20,500	20,500			20,500	20,500

VOTC Acquisition Corp.	Radiation oncology care provider	Senior secured loan (13.0%, due 7/12)(2)	17,417	17,417			17,417	17,417
		Preferred stock (3,888,222 shares)	8,748	3,800			8,748	3,800

Total			438,337	397,958	147,184	124,270	585,521	522,228

Services—Other
3SI Security Systems, Inc.	Cash protection systems provider	Senior subordinated note (16.0%, due 8/13)(3)			20,443	9,542	20,443	9,542
		Subordinated loan (18.0%, due 8/13)(2)(3)			9,030	—	9,030	—

American Residential Services, LLC	Plumbing, heating and air-conditioning services	Junior secured loan (12.0%, due 4/15)(2)	20,608	20,195			20,608	20,195

Avborne, Inc.(4)	Maintenance, repair and overhaul service provider	Common stock (27,500 shares)			—	39	—	39

Aviation Properties Corporation(4)	Aviation services	Common stock (100 shares)			123	—	123	—

Coverall North America, Inc.(4)	Commercial janitorial service provider	Senior secured loan (12.0%, due 7/11)			31,573	31,573	31,573	31,573
		Senior subordinated note (15.0%, due 7/11)(2)			5,555	5,555	5,555	5,555
		Common stock (763,333 shares)			14,361	11,386	14,361	11,386

Diversified Collection Services, Inc.	Collections services	Senior secured loan (9.50%, due 2/11)	13,027	14,276			13,027	14,276
		Senior secured loan (13.8%, due 8/11)	9,423	9,423			9,423	9,423
		Preferred stock (14,927 shares)	169	269			169	269
		Common stock (592,820 shares)	295	402	734	1,400	1,029	1,802

Driven Brands, Inc.(5)(6)	Automotive aftermarket service provider	Junior subordinated notes (15.0%, due 7/15)			42,848	43,024	42,848	43,024
		Subordinated loan (18.0%, due 7/15)(2)			48,799	48,875	48,799	48,875
		Common stock (3,772,098 shares)			9,516	3,000	9,516	3,000

GCA Services Group, Inc.	Custodial services	Senior secured loan (12.0%, due 12/11)	37,802	37,889			37,802	37,889

Growing Family, Inc. and GFH	Photography services	Senior secured revolving loan (due 8/11)(2)(3)	1,513	303			1,513	303

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value

Holdings, LLC		Senior secured loan (due 8/11)(2)(3)	15,282	3,056			15,282	3,056
		Common stock (552,430 shares)	872	—			872	—

NPA Acquisition, LLC	Powersport vehicle auction operator	Junior secured loan (7.0%, due 2/13)	12,000	12,000			12,000	12,000
		Common units (1,709 shares)	1,000	2,570			1,000	2,570

PODS Funding Corp.	Storage and warehousing provider	Senior subordinated loan (15.0%, due 6/15)	25,125	25,125			25,125	25,125
		Subordinated loan (16.7%, due 12/15)	5,079	5,070			5,079	5,070

Tradesmen International, Inc.	Construction labor support	Junior secured loan (15.0%, due 12/12)			39,793	11,532	39,793	11,532

Trover Solutions, Inc.	Healthcare collections services	Junior subordinated loan (12.0%, due 11/12)(2)			53,674	51,270	53,674	51,270

United Road Towing, Inc.	Towing company	Junior secured loan (11.8%, due 1/14)			18,993	18,367	18,993	18,367

Web Services Company, LLC	Laundry service and equipment provider	Senior secured loan (7.0%, due 8/14)	4,607	4,938			4,607	4,938
		Senior subordinated loan (14.0%, due 8/16)(2)	44,023	41,821			44,023	41,821

Total			190,825	177,337	295,442	235,563	486,267	412,900

Consumer Products—Non-Durable
Blacksmith Brands Holdings, Inc. and Blacksmith Brands, Inc.	Consumer products and Personal care manufacturer	Senior secured loan (12.5%, due 12/14)	32,500	32,500			32,500	32,500

Bushnell, Inc.	Sports optics manufacturer	Junior secured loan (6.8%, due 2/14)			40,217	30,456	40,217	30,456

Gilchrist & Soames, Inc.	Personal care manufacturer	Senior subordinated loan (13.4%, due 10/13)			24,310	23,181	24,310	23,181

The Homax Group, Inc.	Home improvement products manufacturer	Senior secured revolver (8.0% due 10/12)(2)			653	648	653	648
		Senior subordinated note (14.5%, due 4/14)(2)			13,649	9,804	13,649	9,804
		Preferred stock (76 shares)			76	—	76	—
		Common stock (24 shares)			5	—	5	—
		Warrants			954	—	954	—

Innovative Brands, LLC	Consumer products and personal care manufacturer	Senior secured loan (15.5%, due 9/11)	17,079	17,079			17,079	17,079

Making Memories Wholesale, Inc.(4)	Scrapbooking branded products manufacturer	Senior secured loan (10.0%, due 8/14)	7,770	9,750			7,770	9,750
		Senior secured loan (15.0%, due 8/14)(2)	4,062	514			4,062	514
		Common stock (100 shares)	—	—			—	—

The Step2 Company, LLC	Toy manufacturer	Senior secured loan (11.0%, due 4/12)(2)			93,937	89,614	93,937	89,614
		Equity interests			2,156	705	2,156	705

The Thymes, LLC(4)	Cosmetic products manufacturer	Preferred stock (8.0%, 6,283 shares)(2)	6,785	6,107			6,785	6,107
		Common stock (5,400 shares)	—	—			—	—

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value

Woodstream Corporation(6)	Pest control, wildlife caring and control	Senior subordinated note (12.0%, due 2/15)			89,693	77,400	89,693	77,400
	products manufacturer	Common stock (6,960 shares)			6,961	2,700	6,961	2,700

Total			68,196	65,950	272,611	234,508	340,807	300,458

Restaurants and Food Services
ADF Capital, Inc. and ADF Restaurant Group, LLC	Restaurant owner and operator	Senior secured revolving loan(6.5%, due 11/12) (2)	3,418	3,418			3,418	3,418
		Senior secured loan (12.5%, due 11/13)(2)	34,629	34,623			34,629	34,623
		Promissory note (12.0%, due 11/16)(2)	13,093	13,105			13,093	13,105
		Warrants to purchase 0.61 shares	—	2,719			—	2,719

Encanto Restaurants, Inc.	Restaurant owner and operator	Junior secured loan (11.0%, due 8/13)(2)	24,996	23,746			24,996	23,746

Hot Light Brands, Inc.(4)	Restaurant owner and operator	Senior secured loan (9.0%, due 2/11)(3)			29,257	9,116	29,257	9,116
		Common stock (93,500 shares)			5,151	—	5,151	—

Hot Stuff Foods, LLC(4)	Convenience food service retailer	Senior secured loan (3.7%, due 2/12)			44,602	44,697	44,602	44,697
		Junior secured loan (7.2% due 8/12)(3)			31,237	35,549	31,237	35,549
		Senior subordinated note (15.0%, due 2/13)(2)(3)			31,401	12,691	31,401	12,691
		Subordinated note (16.0%, due 2/13)(2)(3)			20,749	—	20,749	—
		Common stock (1,147,453 shares)			56,187	—	56,187	—

Huddle House, Inc.(4)	Restaurant owner and operator	Senior subordinated note (15.0%, due 12/15)(2)			19,646	19,646	19,646	19,646
		Common stock (358,428 shares)			36,348	3,919	36,348	3,919

OTG Management, Inc.	Airport restaurant operator	Junior secured loan (20.5%, due 6/13)(2)	16,149	16,149			16,149	16,149
		Warrants to purchase 89,000 shares	—	1,102			—	1,102

S.B. Restaurant Company	Restaurant owner and operator	Senior secured loan (11.8%, due 4/11)			38,207	32,693	38,207	32,693
		Preferred stock (46,690 shares)			117	—	117	—
		Warrants			534	—	534	—

Vistar Corporation and Wellspring Distribution	Food service distributor	Senior subordinated note (13.5%, due 5/15)	73,625	69,944			73,625	69,944
Corporation		Class A non-voting common stock (1,366,120 shares)	7,500	4,050			7,500	4,050

Total			173,410	168,856	313,436	158,311	486,846	327,167

Beverage, Food and Tobacco
3091779 Nova Scotia Inc.	Baked goods manufacturer	Senior secured revolving loan (8.0%, due 1/10)	2,401	2,463			2,401	2,463
		Junior secured loan (14.0%, due 1/10)(2)	15,147	10,292			15,147	10,292
		Warrants to purchase 57,545 shares	—	—			—	—

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value

Apple & Eve, LLC and US Juice Partners, LLC(5)	Juice manufacturer	Senior secured revolving loan (12.0%, due 10/13)	3,000	3,000			3,000	3,000
		Senior secured loan (12.0%, due 10/13)	33,900	33,900			33,900	33,900
		Senior units (50,000 units)	5,000	5,000			5,000	5,000

Best Brands Corporation	Baked goods manufacturer	Senior secured loan (7.5%, due 12/12)(2)	11,359	13,358			11,359	13,358
		Junior secured loan (16.0%, due 6/13)(2)	48,376	49,036			48,376	49,036

Border Foods, Inc.(4)	Green chile and jalapeno products manufacturer	Senior secured loan (12.9%, due 3/12)			29,064	34,126	29,064	34,126
		Preferred stock (100,000 shares)			12,721	20,901	12,721	20,901
		Common stock (260,467 shares)			3,847	9,663	3,847	9,663

Bumble Bee Foods, LLC and BB Co-Invest LP	Canned seafood manufacturer	Common stock (4,000 shares)	4,000	6,760			4,000	6,760

Charter Baking Company, Inc.	Baked goods manufacturer	Senior subordinated note (13.0%, due 2/13)(2)	5,883	5,883			5,883	5,883
		Preferred stock (6,258 shares)	2,500	1,725			2,500	1,725

Distant Lands Trading Co.	Coffee manufacturer	Senior secured revolving loan (8.3%, due 11/11)			8,284	7,852	8,284	7,852
		Senior secured loan (13.0%, due 11/11)			43,509	43,026	43,509	43,026
		Common stock (3,451 shares)			3,451	1,046	3,451	1,046

Ideal Snacks Corporation	Snacks manufacturer	Senior secured loan (8.5%, due 6/11)			967	958	967	958

Total			131,566	131,417	101,843	117,572	233,409	248,989

Education
Campus Management Corp. and Campus Management	Education software developer	Senior secured loan (13.0%, due 8/13)(2)	42,486	42,486			42,486	42,486
Acquisition Corp.(5)		Preferred stock (8.0%, 493,147 shares)(2)	9,668	13,750			9,668	13,750

Community Education Centers, Inc.	Offender re-entry and in-prison treatment services provider	Senior subordinated loan (21.5%, due 11/13)(2)			37,307	35,869	37,307	35,869

eInstruction Corporation	Developer, manufacturer and retailer of	Junior secured loan (7.8%, due 7/14)			16,942	15,475	16,942	15,475
	educational products	Subordinated loan (16.0%, due 1/15)(2)			19,795	18,699	19,795	18,699
		Common stock (2,406 shares)			2,500	1,050	2,500	1,050

ELC Acquisition Corporation	Developer, manufacturer and retailer of	Senior secured loan (3.5%, due 11/12)	162	157			162	157
	educational products	Junior secured loan (7.2%, due 11/13)	8,333	8,167			8,333	8,167

Instituto de Banca y Comercio, Inc.	Private school operator	Senior secured loan (8.5%, due 3/14)	11,700	11,700			11,700	11,700
Leeds IV Advisors, Inc.		Senior subordinated loan (16.0%, due 6/14)(2)	30,877	30,877			30,877	30,877
		Preferred stock (306,388 shares)	1,456	3,925			1,456	3,925
		Common stock (354,863 shares)	89	4,546			89	4,546

JTC Education Holdings, Inc.	Postsecondary school operator	Senior secured loan (12.5%, due 12/14)	31,250	31,250			31,250	31,250

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value

Lakeland Finance, LLC	Private school operator	Junior secured loan (11.5%, due 12/12)	26,654	26,654			26,654	26,654

R3 Education, Inc.	Medical school operator	Senior secured loan (9.0%, due 6/10)	791	1,101			791	1,101
		Senior secured loan (9.0%, due 12/12)	21,388	29,773			21,388	29,773
		Senior secured loan (13.0%, due 4/13)(2)	1,244	3,186			1,244	3,186
		Preferred stock (8,800 shares)	2,200	1,100			2,200	1,100
		Warrants to purchase 27,890 shares	—	—			—	—
		Member interest	15,800	11,515			15,800	11,515

Total			204,098	220,187	76,544	71,093	280,642	291,280

Manufacturing
Arrow Group Industries, Inc.	Residential and outdoor shed manufacturer	Senior secured loan (5.3%, due 4/10)	5,653	4,437			5,653	4,437

Component Hardware Group, Inc.	Commercial equipment manufacturer	Senior subordinated note (13.5%, due 1/13)(2)(3)			18,947	16,695	18,947	16,695

Emerald Performance Materials, LLC	Polymers and performance materials manufacturer	Senior secured loan (8.3%, due 5/11)	8,928	8,839			8,928	8,839
		Senior secured loan (8.5%, due 5/11)	626	620			626	620
		Senior secured loan (10.0%, due 5/11)	1,604	1,556			1,604	1,556
		Senior secured loan (16.0%, due 5/11)(2)	4,937	4,838			4,937	4,838

Jakel, Inc.(4)	Electric motor manufacturer	Senior subordinated loan (15.5%, due 3/08)(2)(3)			748	—	748	—

NetShape Technologies, Inc.	Metal precision engineered components manufacturer	Senior secured loan (4.0%, due 2/13)			972	335	972	335

Penn Detroit Diesel Allison, LLC(4)	Diesel engine manufacturer	Member interest			20,081	15,258	20,081	15,258

Postle Aluminum Company, LLC(5)	Aluminum distribution provider	Senior secured loan (6.0%, due 10/12)(2)(3)			34,876	16,054	34,876	16,054
		Senior subordinated loan (3.0%, due 10/12)(2)(3)			23,868	—	23,868	—
		Member interest			2,174	—	2,174	—

Reflexite Corporation(4)	Developer and manufacturer of	Senior subordinated loan (18.0%, due 11/14)(2)	16,785	16,785			16,785	16,785
	high-visibility reflective products	Common stock (1,821,860 shares)	27,435	24,595			27,435	24,595

Saw Mill PCG Partners LLC	Precision components	Common units (1,000 units)	1,000	—			1,000	—
	manufacturer

Service Champ, Inc.(4)(6)	Automotive aftermarket components supplier	Senior subordinated loan (15.5%, due 4/12)(2)			27,696	27,696	27,696	27,696
		Common stock (55,112 shares)			11,145	28,071	11,145	28,071

Stag-Parkway, Inc.(4)	Automotive aftermarket components supplier	Junior subordinated loan (10.0%, due 7/12)			19,004	19,004	19,004	19,004
		Common stock (25,000 shares)			32,686	14,226	32,686	14,226

STS Operating, Inc.	Hydraulic systems equipment and supplies provider	Senior subordinated note (11.0%, due 1/13)			30,318	28,695	30,318	28,695

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value

Tappan Wire & Cable Inc.	Specialty wire and cable manufacturer	Senior secured loan (15.0%, due 8/14)(3)			22,248	5,331	22,248	5,331
		Common stock (12,940 shares)			2,043	—	2,043	—
		Warrant			—	—	—	—

UL Holding Co., LLC	Petroleum product manufacturer	Senior secured loan (9.2%, due 12/12)	13,896	13,200			13,896	13,200
		Senior secured loan (14.0%, due 12/12)	6,949	6,600			6,949	6,600
		Common units (100,000 units)	500	500			500	500

Universal Trailer Corporation	Livestock and specialty	Common stock (74,920 shares)	7,930	—			7,930	—
	trailer manufacturer

Total			96,243	81,970	246,806	171,365	343,049	253,335

Retail
Apogee Retail, LLC	For-profit thrift retailer	Senior secured loan (5.2%, due 3/12)	43,168	40,578			43,168	40,578
		Senior secured loan (16.0%, due 9/12)(2)	22,480	22,480			22,480	22,480

Dufry AG	Retail newsstand operator	Common stock (39,056 shares)	3,000	2,638			3,000	2,638

Savers, Inc. and SAI Acquisition Corp.	For-profit thrift retailer	Senior subordinated note (12.0%, due 8/14)(2)	25,847	25,847			25,847	25,847
		Common stock (1,170,182 shares)	4,500	5,840			4,500	5,840

Things Remembered, Inc. and TRM Holdings Corporation	Personalized gift retailer	Senior secured loan (6.5%, due 9/12)(2)	39,409	31,544			39,409	31,544
		Preferred stock (153 shares)	1,800	—			1,800	—
		Common stock (800 shares)	200	—			200	—
		Warrants to purchase 859 common shares	—	—			—	—

Total			140,404	128,927	—	—	140,404	128,927

Consumer Products—Durable
Carlisle Wide Plank Floors, Inc.	Hardwood floor manufacturer	Senior secured loan (12.0%, due 6/11)			1,638	1,544	1,638	1,544
		Common stock (345,056 shares)			345	—	345	—

Direct Buy Holdings, Inc. and Direct Buy Investors, LP(5)	Membership based buying club franchisor and	Senior secured loan (6.8%, due 11/12)	2,052	1,803			2,052	1,803
	operator	Senior subordinated note (16.0%, due 5/13)(2)			78,181	71,856	78,181	71,856
		Limited partnership interest			8,000	1,500	8,000	1,500
		Limited partnership interest	10,000	3,000			10,000	3,000

Havco Wood Products LLC	Laminated oak and fiber-reinforced composite flooring manufacturer for trailers	Member interest			910	—	910	—

Total			12,052	4,803	89,074	74,900	101,126	79,703

Computers and Electronics
Network Hardware Resale, Inc.	Networking equipment resale provider	Senior secured loan (12.0%, due 12/11)(2)			16,088	16,031	16,088	16,031
		Convertible subordinated loan (9.8%, due 12/15)(2)			15,998	15,998	15,998	15,998

RedPrairie Corporation	Software manufacturer	Junior secured loan (6.8%, due 1/13)	15,300	14,535			15,300	14,535

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value

TZ Merger Sub, Inc.	Computers and electronics	Senior secured loan (7.5%, due 7/15)	4,711	4,818			4,711	4,818

X-rite, Incorporated	Artwork software manufacturer	Junior secured loan (14.4%, due 7/13)	10,906	10,906			10,906	10,906

Total			30,917	30,259	32,086	32,029	63,003	62,288

Printing, Publishing and Media
Canon Communications LLC	Print publications services	Junior secured loan (13.8%, due 11/11)(2)	24,147	19,331			24,147	19,331

EarthColor, Inc.	Printing management services	Subordinated note (15.0%, due 11/13)(2)(3)			123,385	—	123,385	—
		Common stock (63,438 shares)			63,438	—	63,438	—
		Warrants			—	—	—	—

LVCG Holdings LLC(4)	Commercial printer	Member interest	6,600	330			6,600	330

National Print Group, Inc.	Printing management services	Senior secured revolving loan (9.0%, due 3/12)	1,611	870			1,611	870
		Senior secured loan (16.0%, due 3/12)(2)	8,095	4,422			8,095	4,422
		Preferred stock (9,344 shares)	2,000	—			2,000	—

The Teaching Company, LLC and The Teaching Company	Education publications provider	Senior secured loan (10.5%, due 9/12)	28,000	28,000			28,000	28,000
Holdings, Inc.		Preferred stock (29,969 shares)	2,997	3,872			2,997	3,872
		Common stock (15,393 shares)	3	4			3	4

Total			73,453	56,829	186,823	—	260,276	56,829

Aerospace & Defense
AP Global Holdings, Inc.	Safety and security equipment manufacturer	Senior secured loan (4.8%, due 10/13)	7,295	6,969			7,295	6,969

ILC Industries, Inc.	Industrial products provider	Junior secured loan (11.5%, due 6/14)	12,000	12,000			12,000	12,000

Thermal Solutions LLC and TSI Group, Inc.	Thermal management and electronics packaging	Senior secured loan (4.0%, due 3/11)	462	444			462	444
	manufacturer	Senior secured loan (4.5%, due 3/12)	2,732	2,486			2,732	2,486
		Senior subordinated notes (14.0%, due 3/13)(2)	2,747	2,554			2,747	2,554
		Senior subordinated notes (14.3%, due 3/13)(2)	5,583	5,191			5,583	5,191
		Preferred stock (71,552 shares)	716	529			716	529
		Common stock (1,460,246 shares)	15	11			15	11

Wyle Laboratories, Inc. and Wyle Holdings, Inc.	Provider of specialized engineering, scientific and	Junior secured loan (15.0%, due 1/15)	28,000	28,000			28,000	28,000
	technical services	Senior preferred stock (8.0%, 775 shares)(2)	96	80			96	80
		Common stock (1,616,976 shares)	2,004	1,600			2,004	1,600

Total			61,650	59,864	—	—	61,650	59,864

Telecommunications
American Broadband Communications, LLC	Broadband communication services	Senior subordinated loan (18.0%, due 11/14)(2)	39,952	39,952			39,952	39,952
and American Broadband Holding Co.		Warrants to purchase 166 shares	—	—			—	—

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value

Startec Equity, LLC (4)	Communication services	Member interest			211	65	211	65

Total Telecommunications			39,952	39,952	211	65	40,163	40,017

Oil and Gas
Geotrace Technologies, Inc.	Reservoir processing, development services, and data management services	Warrants			2,027	2,075	2,027	2,075

IAT Equity, LLC and Affiliates d/b/a Industrial Air Tool(4)	Industrial products distributor	Senior subordinated note (9.0%, due 6/14)			6,000	6,000	6,000	6,000
		Member interest			7,500	5,485	7,500	5,485

Total			—	—	15,527	13,560	15,527	13,560

Environmental Services
AWTP, LLC	Water treatment services	Junior secured loan (due 12/12)(3)	13,682	5,472			13,682	5,472

Mactec, Inc.	Engineering and	Class B-4 stock (16 shares)	—	—			—	—
	environmental	Class C stock (5,556 shares)	—	150			—	150
	services

Sigma International Group, Inc.	Water treatment parts manufacturer	Junior secured loan (16.0%, due 10/13)	17,500	12,250			17,500	12,250

Universal Environmental Services, LLC(5)	Hydrocarbon recycling and related waste management services and products	Preferred member interest			1,599	—	1,599	—

Waste Pro USA, Inc.	Waste management services	Preferred Class A common stock (14.0%, 611,615 shares)(2)	12,263	13,263			12,263	13,263

Wastequip, Inc.(5)	Waste management equipment	Senior subordinated loan (12.5%, due 2/15)(2)	13,030	1,968			13,030	1,968
	manufacturer	Common stock (13,889 shares)	1,389	—			1,389	—

Total			57,864	33,103	1,599	—	59,463	33,103

Cargo Transport
The Kenan Advantage Group, Inc.	Fuel transportation provider	Senior secured loan (3.0%, due 12/11)	2,400	2,304			2,400	2,304
		Senior subordinated note (13.0%, due 12/13)(2)	26,125	25,603			26,125	25,603
		Preferred stock (8.0%, 10,984 shares)(2)	1,454	1,932			1,454	1,932
		Common stock (30,575 shares)	31	41			31	41

Total			30,010	29,880	—	—	30,010	29,880

Health Clubs
Athletic Club Holdings, Inc.	Premier health club operator	Senior secured loan (4.7%, due 10/13)	14,234	12,526			14,234	12,526
		Senior secured loan (6.8%, due 10/13)	12,516	11,014			12,516	11,014

Total			26,750	23,540	—	—	26,750	23,540

Buildings and Real Estate
10th Street, LLC(5)	Document storage and management services	Senior subordinated note (13.0%, due 11/14)(2)			22,234	22,325	22,234	22,325
		Member interest			422	475	422	475
		Option			25	25	25	25

Total			—	—	22,681	22,825	22,681	22,825

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value

Containers—Packaging
Industrial Container Services, LLC (5)	Industrial container manufacturer	Senior secured revolving loan (5.8%, due 9/11)	950	922			950	922
	reconditioner and servicer	Senior secured loan (4.3%, due 9/11)	11,807	11,453			11,807	11,453
		Senior secured loan (5.8%, due 9/11)	437	424			437	424
		Common stock (1,800,000 shares)	1,800	8,550			1,800	8,550

Total			14,994	21,349	—	—	14,994	21,349

Grocery
Planet Organic Health Corp.	Organic grocery store operator	Junior secured loan (15.0%, due 7/13)	11,291	10,746			11,291	10,746
		Senior subordinated loan (17.0%, due 7/12)(2)	12,572	9,416			12,572	9,416

Total			23,863	20,162	—	—	23,863	20,162

Hotels, Motels, Inns & Gaming
Crescent Equity Corporation(4)	Hospitality management services	Senior secured loan (10.0%, due 6/10)			433	433	433	433
		Subordinated notes (11.0%, due 9/11)(3)			2,107	—	2,107	—
		Subordinated notes (11.0%, due 1/12)(3)			7,189	1,020	7,189	1,020
		Subordinated notes (11.0%, due 9/12)(3)			10,769	1,434	10,769	1,434
		Subordinated notes (11.0%, due 6/17)(3)			12,007	1,678	12,007	1,678
		Common stock (174 shares)			82,818	—	82,818	—
		Guaranty ($900)			—	—	—	—

Total			—	—	115,323	4,565	115,323	4,565

Housing—Building Materials
HB&G Building Products	Synthetic and wood product manufacturer	Senior subordinated loan (due 3/11)(2)(3)	8,991	448			8,991	448
		Common stock (2,743 shares)	753	—			753	—
		Warrants to purchase 4,464 shares	653	—			653	—

Total			10,397	448	—	—	10,397	448

Commercial Real Estate Finance
Commercial Mortgage Loans	3 loans	Up to 6.99%			29,660	28,372	29,660	28,372
	2 loans	7.00% - 8.99%			1,845	1,819	1,845	1,819
	1 loan	9.00% - 10.99%			6,480	3,281	6,480	3,281
	2 loans	15.00% and above			3,970	1,943	3,970	1,943

Real Estate Owned					5,962	6,405	5,962	6,405

Real Estate Equity Interests					27,263	13,987	27,263	13,987

Total			—	—	75,180	55,807	75,180	55,807

Other
Other Companies		Other debt investments			(130)	(134)	(130)	(134)
		Other equity investments			41	8	41	8

Total			—	—	(89)	(126)	(89)	(126)

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value

Pro Forma Adjustments:
Actual sales of Allied Capital investments subsequent to December 31, 2009(6)					(172,468)	(156,072)	(172,468)	(156,072)
Estimated Purchase Price Allocation Adjustment(1)					—	—	—	(140,587)

Total Investments			$2,376,384	$2,171,814	$3,512,645	$1,975,046	$5,889,029	$4,006,273

(1)
Upon consumation of the merger and in accordance with ASC 805-10 (previously SFAS No. 141(r)), Business Combinations, Ares Capital will be required to allocate the purchase price of Allied Capital's assets based on Ares Capital's estimate of fair value and record such fair value as the cost basis and initial fair value of each such investment in Ares Capital's financial statements. In this regard, Ares Capital's management determined that the aggregate adjustment to Allied Capital's investments approximates $140.6 million. As a result, such adjustment has been reflected in a single line item entitled "Estimated Purchase Price Allocation Adjustment." However, a final determination of the fair value of Allied Capital's investments will be made after the merger is completed and, as a result, the actual amount of this adjustment may vary from the preliminary amount set forth herein. Thus, the information set forth in the columns reflect historical amounts and have not been individually adjusted to reflect the Estimated Purchase Price Allocation Adjustment.

(2)
Has a payment-in-kind (PIK) interest feature.

(3)
Loan is on non-accrual status at December 31, 2009.

(4)
As defined in the Investment Company Act, we are an "Affiliated Person" to this portfolio company because we own 5% or more of its outstanding voting securities and/or we have the power to exercise control over the management or policies of the portfolio company. In addition, as defined in the Investment Company Act, we "Control" this portfolio company because we own more than 25% of its outstanding voting securities and/or we have the power to exercise control over the management or policies of the portfolio company.

(5)
As defined in the Investment Company Act, we are an "Affiliated Person" to this portfolio company because we own 5% or more of its outstanding voting securities and/or we have the power to exercise control over the management or policies of the portfolio company.

(6)
Allied Capital's investment was fully or partially sold subsequent to December 31, 2009. Total realized losses on these sales were $16 million and the related reversal of net unrealized depreciation was $16 million. A portion of Allied Capital's investment in Woodstream Corporation was sold to Ares Capital and portions of Allied Capital's investments in Service Champ, Inc. and Driven Brands Inc. were sold to Ares Capital and Ivy Hill Middle Market Credit Fund, Ltd. ("Ivy Hill I") subsequent to December 31, 2009.

See accompanying notes to pro forma condensed consolidated financial statements on the next page.

Ares Capital Corporation and Subsidiaries

Notes to Pro Forma Condensed Consolidated Financial Statements

Unaudited

(In thousands, except share and per share data unless otherwise stated)

1.     BASIS OF PRO FORMA PRESENTATION

        The unaudited pro forma condensed consolidated financial information related to the merger is included as of and for the year ended December 31, 2009. On October 26, 2009, Ares Capital and Allied Capital entered into the merger agreement. For the purposes of the pro forma condensed consolidated financial statements, the purchase price is currently estimated at approximately $817 million, which is based upon a price of $13.44 per share (closing price as of March 1, 2010) of Ares Capital common stock and an implied value per share of Allied Capital common stock of $4.37. The pro forma adjustments included herein reflect the conversion of Allied Capital common stock into Ares Capital common stock using an exchange ratio of 0.325 of a share of Ares Capital common stock for each of the approximately 179.9 million shares of Allied Capital common stock outstanding as of December 31, 2009.

        The merger will be accounted for as an acquisition of Allied Capital by Ares Capital in accordance with the acquisition method of accounting as detailed in ASC 805-10 (previously SFAS No. 141(R)), Business Combinations. The acquisition method of accounting requires an acquirer to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree based on their fair values as of the date of acquisition. As described in more detail in ASC 805-10, goodwill, if any, will be recognized as of the acquisition date, for the excess of the consideration transferred over the fair value of identifiable net assets acquired. If the total acquisition date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred, the excess will be recognized as a gain. In connection with the merger and subsequent combination, the estimated fair value of the net assets to be acquired is currently anticipated to exceed the purchase price, and based on Ares Capital's preliminary purchase price allocation, a gain of approximately $291 million is currently expected to be recorded by Ares Capital in the period the merger and subsequent combination are completed.

        Under the Investment Company Act rules, the regulations pursuant to Article 6 of Regulation S-X and the American Institute of Certified Public Accountants' Audit and Accounting Guide for Investment Companies, Ares Capital is precluded from consolidating any entity other than another investment company or an operating company that provides substantially all of its services and benefits to Ares Capital. Ares Capital's financial statements include its accounts and the accounts of all its consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

        In determining the value of the assets to be acquired, Ares Capital uses ASC 820-10 (previously SFAS No. 157), Fair Value Measurements, which expands the application of fair value accounting. ASC 820-10 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosure of fair value measurements. ASC 820-10 determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. ASC 820-10 requires Ares Capital to assume that the portfolio investment is sold in a principal market to market participants, or in the absence of a principal market, the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. In accordance with ASC 820-10, Ares Capital has considered its principal market as the market in which Ares Capital exits its portfolio investments with the greatest volume and level of activity. ASC 820-10 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. In accordance with ASC 820-10, these inputs are summarized in the three broad levels listed below:

  •
  Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that Ares Capital has the ability to access.

  •
  Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

  •
  Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

        In addition to using the above inputs in investment valuations, Ares Capital continues to employ the relevant provisions of its valuation policy, which policy is consistent with ASC 820-10. Consistent with Ares Capital's valuation policy, the source of inputs, including any markets in which Ares Capital's investments are trading (or any markets in which securities with similar attributes are trading), are evaluated in determining fair value. Ares Capital's valuation policy considers the fact that because there is not a readily available market value for most of the investments in Ares Capital's portfolio, the fair value of its investments must typically be determined using unobservable inputs.

        Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of Ares Capital's investments may fluctuate from period to period. Additionally, the fair value of Ares Capital's investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that Ares Capital may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If Ares Capital were required to liquidate a portfolio investment in a forced or liquidation sale, Ares Capital may realize significantly less than the value at which Ares Capital has recorded it.

        The following table presents fair value measurements of investments for the pro forma combined company as of December 31, 2009:

		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3
Investments	$4,006,273	$—	$5,127	$4,001,146

        The following tables present changes in investments that use Level 3 inputs between the actual December 31, 2009 amounts and those presented for the pro forma combined company as of December 31, 2009:

	Ares Capital	Allied Capital	Pro Forma Adjustments	Ares Capital Pro Forma Combined
Actual balance as of December 31, 2009	$2,171,814	$2,131,118	$—	$4,302,932
Estimated purchase price allocation adjustment	—	—	(140,587)	(140,587)
Actual sales of Allied Capital investments subsequent to December 31, 2009	—	(156,072)	—	(156,072)
Net transfers in and/or out of Level 3	—	—	—	—

Pro Forma Balance as of December 31, 2009	$2,171,814	$1,975,046	$(140,587)	$4,006,273

        As of December 31, 2009, the net unrealized loss on the investments that use Level 3 inputs for the pro forma combined company was $1.8 billion.

        In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than would be realized based on the valuations currently assigned.

        Certain other transactions that affect the purchase price that occurred subsequent to December 31, 2009 have been adjusted for in the unaudited pro forma condensed consolidated balance sheet. These primarily include sales of investments and receivables of $157 million for Allied Capital, the paydown of Allied Capital's $714 million of senior secured private debt and the $250 million of proceeds obtained from the Term Loan.

        The unaudited pro forma condensed consolidated financial information includes preliminary estimated purchase price allocation adjustments to record the assets and liabilities of Allied Capital at their respective estimated fair values and represents Ares Capital's management's estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the merger and subsequent combination are completed and after completion of a final analysis to determine the estimated fair values of Allied Capital's assets and liabilities. Accordingly, the final purchase accounting adjustments and integration charges may be materially different from the pro forma adjustments presented in this document. Increases or decreases in the estimated fair values of the net assets, commitments, and other items of Allied Capital as compared to the information shown in this document may change the amount of the purchase price allocated to goodwill or recognized as income in accordance with ASC 805-10.

        Ares Capital has elected to be treated as a RIC under subchapter M of the Code and operates in a manner so as to qualify for the tax treatment applicable to RICs. In order to qualify as a RIC, among other things, Ares Capital is required to timely distribute to its stockholders generally at least 90% of its investment company taxable income, as defined by the Code, for each year. The unaudited pro forma condensed consolidated financial information reflects that Ares Capital has made and intends to continue to make the requisite distributions to its stockholders, which will generally relieve Ares Capital from U.S. federal income taxes.

        The unaudited pro forma condensed consolidated financial information presented in this document is for illustrative purposes only and does not necessarily indicate the results of operations or the combined financial position that would have resulted had the merger and subsequent combination been completed at the beginning of the applicable period presented, nor the impact of expense efficiencies, asset dispositions, share repurchases and other factors. The unaudited pro forma condensed consolidated financial information is not indicative of the results of operations in future periods or the future financial position of the combined company.

2.     PRELIMINARY PURCHASE ACCOUNTING ALLOCATIONS

        The unaudited pro forma condensed consolidated financial information for the merger and subsequent combination includes the unaudited pro forma condensed consolidated balance sheet as of December 31, 2009 assuming the merger and subsequent combination were completed on December 31, 2009. The unaudited pro forma condensed consolidated income statement for the year ended December 31, 2009 was prepared assuming the merger and subsequent combination were completed on January 1, 2009.

        The unaudited pro forma condensed consolidated financial information reflects the issuance of approximately 58.5 million shares of Ares Capital common stock in connection with the merger but does not reflect (1) the issuance of approximately 23 million shares of common stock pursuant to Ares Capital's public add-on equity offering in February 2010 (the "February Add-on Offering") or (2) Ares Capital's dividend declared on February 25, 2010 to stockholders of record as of March 15, 2010 and to be distributed on March 31, 2010. The February Add-on Offering was completed at a price of $12.75 per share less an underwriting discount totaling approximately $0.6375 per share. Total proceeds received from the February Add-on Offering, net of underwriters' discount and offering costs, were approximately $277.5 million. The Ares Capital Pro Forma Combined net assets per share as of December 31, 2009 would have been $13.58 if the February Add-on Offering were reflected. Additionally, the unaudited pro forma condensed consolidated financial information does not reflect Allied Capital's intention to declare a special dividend of $0.20 per share to Allied Capital stockholders on the date the merger is approved by the affirmative vote of the holders of two-thirds of the shares of Allied Capital common stock outstanding and entitled to vote thereon. Allied Capital will fund the payment of the special dividend to the dividend paying agent on the closing of the merger with instructions to disburse such amounts to Allied Capital stockholders as of the record date as promptly as practicable.

        The merger and subsequent combination will be accounted for using the purchase method of accounting; accordingly, Ares Capital's cost to acquire Allied Capital will be allocated to the assets and liabilities of Allied Capital at their respective fair values estimated by Ares Capital as of the acquisition date. The amount of the total acquisition date fair value of the identifiable net assets acquired that exceeds the total purchase price, if any, will be recognized as a gain. Accordingly, the pro forma purchase price has been allocated to the assets to be acquired and the liabilities to be assumed based on Ares Capital's currently estimated fair values as summarized in the following table:

Common stock issued	$785,978
Payment of "in-the-money" Allied Capital stock options	31,405 (1)

Total purchase price	$817,383

Assets acquired:
Investments	$1,834,459
Cash and cash equivalents	31,405
Other assets	111,068

Total assets acquired	1,976,932
Debt and other liabilities assumed	(868,606)

Net assets acquired	1,108,326

Gain on acquisition of Allied Capital	(290,943)

$817,383

(1)
Holders of any "in-the-money" Allied Capital stock options have the right to either receive cash or stock. For the purposes of the pro forma condensed consolidated financial statements, it is assumed that the options will be paid in cash. As of March 1, 2010, no options had been exercised subsequent to December 31, 2009.

3.     PRELIMINARY PRO FORMA ADJUSTMENTS

        The preliminary pro forma purchase accounting allocation included in the unaudited pro forma condensed consolidated financial information is as follows:

A.
To reflect Allied Capital's December 31, 2009 balance sheet, updated for changes subsequent to December 31, 2009:

	Allied Capital Actual December 31, 2009	Pro Forma Adjustments(1)	Adjusted Allied Capital December 31, 2009
Investments	$2,131,118	$(156,072)	$1,975,046
Cash and cash equivalents	401,702	(263,284)	138,418
Other assets	132,677	(7,979)	124,698

Total assets	$2,665,497	$(427,335)	$2,238,162

Debt	$1,426,011	$(430,467)	995,544
Other liabilities	41,284	—	41,284

Total liabilities	1,467,295	(430,467)	1,036,828

Net assets	1,198,202	3,132	1,201,334

Total liabilities and net assets	$2,665,497	$(427,335)	$2,238,162

(1)
Primarily the result of sales of $157 million of certain investments and receivables for Allied Capital subsequent to December 31, 2009, the paydown of Allied Capital's $714 million of senior secured private debt and the $250 million of proceeds received from the Term Loan. Included within the $156 million of sales of investments were the sales of a portion of the investment in Woodstream Corporation to Ares Capital and sales of portions of the investments in Driven Brands, Inc. and Service Champ, Inc. to Ares Capital and Ivy Hill I.
B.
To reflect the acquisition of Allied Capital by the issuance of approximately 58.5 million shares of Ares Capital common stock. Below reflects the allocation of the purchase price on the basis of

  Ares Capital's current estimate of the fair value of assets to be acquired and liabilities to be assumed:

  Components of purchase price:

	Adjusted Allied Capital December 31, 2009	Pro Forma Adjustments		Pro Forma
Common stock issued	$785,978	$—		$785,978
Payment of "in-the-money" Allied Capital stock options(4)	31,405	—		31,405

Total purchase price	$817,383	$—		$817,383

Assets acquired:
Investments	$1,975,046	$(140,587	)(1)	$1,834,459
Cash and cash equivalents	138,418	(107,013	)(2)(3)	31,405
Other assets	124,698	(13,630	)(1)	111,068

Total assets acquired	2,238,162	(261,230)		1,976,932

Debt and other liabilities assumed	(1,036,828)	168,222	(1)(2)(3)	(868,606)

Net assets acquired	1,201,334	(93,008	)(1)(2)	1,108,326

Gain on acquisition of Allied Capital	(383,951)	93,008		(290,943)

Total	$817,383	$—		$817,383

(1)
Primarily to reflect the allocation of purchase price to Allied Capital's assets and liabilities based on Ares Capital's current estimates of fair value. There is no single approach for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process. See "Management's Discussion and Analysis of Financial Condition and Results of Allied Capital—Results of Operations" in the Proxy Statement and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations" in the Allied Capital 10-K. There were also adjustments made of $111.1 million and $13.6 million to Allied Capital's debt and other assets, respectively, to mark them to fair value. Allied Capital's debt is currently carried at amortized cost. The adjustment to other assets was primarily an adjustment to Allied Capital's capitalized debt costs, which are included in other assets and are also currently carried at amortized cost.

(2)
In addition to the net effect of the fair value adjustments to Allied Capital's assets and liabilities, the net assets of Allied Capital were decreased for various transaction costs expected to be incurred by Allied Capital related to the merger of approximately $49.9 million, including $35.4 million of other liabilities expected to be paid within the 12 months following the merger.

(3)
Excess available cash of $95.8 million from the Allied Capital transaction is assumed to be used to paydown certain outstanding Allied Capital debt.

(4)
Holders of any "in-the-money" Allied Capital stock options have the right to either receive cash or stock. For the purposes of the pro forma condensed consolidated financial statements, it is assumed that the options will be paid in cash. As of March 1, 2010, no options had been exercised subsequent to December 31, 2009.
C.
The net assets of the pro forma combined company were decreased for various transaction costs expected to be incurred by Ares Capital related to the merger of approximately $13.7 million as well as the assumed cash payment of $31.4 million of the "in-the-money" Allied Capital stock options.

D.
The purchase price of certain investments in debt securities being acquired from Allied Capital is estimated by Ares Capital to be less than the expected recovery value of such investments. In accordance with GAAP, subsequent to the effective time, Ares Capital will record the accretion to the expected recovery value in interest income over the remaining term of the investment. Interest income has not been adjusted to reflect the accretion to the expected recovery value for the period presented. The accretion for the first 12 months after the effective time is estimated to be approximately $13 million. However, there can be no assurance that such accretion will be more or less than such estimate.

E.
The fair value of the outstanding debt assumed from Allied Capital is estimated by Ares Capital to be below the face amount of such debt. In accordance with GAAP, subsequent to the effective time, Ares Capital will record accretion to the face amount in interest expense over the remaining term of the debt. Interest expense has not been adjusted to reflect the accretion to the face value for the period presented. The accretion for the first 12 months after the effective time is estimated to be approximately $21 million. However, there can be no assurance that such accretion will be more or less than such estimate.

F.
Base management fees were computed based on 1.5% of average total assets other than cash and cash equivalents but including assets purchased with borrowed funds per Ares Capital's investment advisory and management agreement with Ares Capital Management.

G.
Incentive management fees were recomputed based on the formula in Ares Capital's investment advisory and management agreement with Ares Capital Management.

H.
Adjustments to other expenses were made to reflect compensation costs for Allied Capital's employees that would have been covered by the base management fees paid to Ares Capital Management and therefore not incurred by Ares Capital. Additionally, all stock option costs were excluded as such costs would not exist at Ares Capital as there is no stock option plan maintained by Ares Capital. Payments of stock option costs to employees would have been similarly incurred by Ares Capital in the form of incentive management fees paid to Ares Capital Management. Lastly, any actual costs incurred related to the merger and subsequent combination, primarily various transaction costs, were also excluded.

I.
Total shares outstanding as of December 31, 2009 have been adjusted to reflect the following:

Ares Capital shares outstanding as of December 31, 2009	109,944,674
Estimated shares issued in connection with the merger reflected as outstanding for the period presented	58,480,513

Ares Capital adjusted shares outstanding as of December 31, 2009	168,425,187	*

*
Does not reflect 22,957,993 shares issued in the February Add-on Offering.

  Weighted average shares for the year ended December 31, 2009 have been adjusted to reflect the following:

For the Year Ended December 31, 2009
Ares Capital weighted average shares outstanding	101,719,800
Estimated shares issued in connection with the merger reflected as outstanding for the period presented	58,480,513

Ares Capital adjusted weighted average shares outstanding	160,200,313

Capitalization

        The following information supplements the information provided in the cover page of the Proxy Statement and "Capitalization" on page 117 of the Proxy Statement:

        The following table sets forth (1) Ares Capital's and Allied Capital's actual capitalization at December 31, 2009 and (2) Ares Capital's capitalization as adjusted to reflect the effects of the merger. You should read this table together with Ares Capital's and Allied Capital's balance sheets and the pro forma financial information included elsewhere in this document, in the Proxy Statement and in the Ares Capital 10-K and the Allied Capital 10-K, respectively.

	As of December 31, 2009
	(dollar amounts in thousands except share and per share data)
	Actual Ares Capital	Actual Allied Capital	As Adjusted for the Merger
			(unaudited)
Cash and cash equivalents	$99,227 (1)	$20,682	$85,546 (2)
Debt
Total debt	969,465	1,426,011	1,758,097
Stockholders' Equity
Ares Capital common stock, par value $.001 per share, 300,000,000 common shares authorized, 109,944,674 common shares issued and outstanding, actual; 300,000,000 common shares authorized, 168,425,187 common shares issued and outstanding, as adjusted(1); Allied Capital common stock, $0.0001 par value, 400,000,000 shares authorized; 179,940,040 shares issued and outstanding	110	18	168
Capital in excess of par value	1,490,458	3,037,513	2,553,640
Accumulated undistributed net investment loss	3,143	(159,250)	3,143
Accumulated net realized gain (loss) on investments, foreign currency transactions and extinguishment of debt	(31,115)	—	(31,115)
Notes receivable from sale of common stock	—	(301)	—
Net unrealized loss on investments and foreign currency transactions	(204,708)	(1,679,778)	(204,708)

Total stockholders' equity	1,257,888	1,198,202	2,321,128

Total capitalization	$2,227,353	$2,624,213	$4,079,225

(1)
Includes the issuance of approximately 58.5 million shares of Ares Capital common stock in connection with the merger. Does not include the effects of the February Add-on Offering or Ares Capital's dividend declared on February 25, 2010 to stockholders of record as of March 15, 2010 and to be distributed on March 31, 2010. The February Add-on Offering was completed at a price of $12.75 per share less an underwriting discount totaling approximately $0.6375 per share. Total proceeds received from the February Add-on Offering, net of underwriters' discount and offering costs, were approximately $277.5 million.

(2)
Does not reflect Allied Capital's intention to declare a special dividend of $0.20 per share to Allied Capital stockholders on the date of the merger is approved by the affirmative vote of the holders of two-thirds of the shares of Allied Capital common stock outstanding and entitled to vote thereon.

Litigation Relating to the Merger

        The following information supplements the information provided in (1) "Litigation Related to the Merger" on pages 153 and 154 of the Proxy Statement, (2) "Business of Ares Capital—Legal Proceedings" on page 204 of the Proxy Statement and (3) the first full paragraph of "Business of Allied Capital—Legal Proceedings" on page 278 of the Proxy Statement:

        A number of lawsuits have been filed by stockholders of Allied Capital challenging the merger. These include: (1) In re Allied Capital Corporation Litigation, Case No. 324584V (Circuit Court for Montgomery County, Maryland); (2) Sandler v. Walton, et al., Case No. 2009 CA 008123 B (Superior Court for the District of Columbia); (3) Wienecki v. Allied Capital Corporation, et al., Case No. 2009 CA 008541 B (Superior Court for the District of Columbia); and (4) Ryan v. Walton, et al., Case No. 1:10-CV-000145-RMC (United States District Court for the District of Columbia). The suits were filed after the announcement of the merger on October 26, 2009 either as putative stockholder class actions, shareholder derivative actions or both. All of the actions assert similar claims against the members of Allied Capital's board of directors alleging that the merger agreement is the product of a flawed sales process and that Allied Capital's directors breached their fiduciary duties by agreeing to a structure that was not designed to maximize the value of Allied Capital's stockholders, by failing to adequately value and obtain fair consideration for Allied Capital's shares and by improperly rejecting competing offers by Prospect Capital. They also claim that Ares Capital (and, in several cases, Merger Sub, and, in several other cases, Allied Capital) aided and abetted the directors' alleged breaches of fiduciary duties. In addition, in Ryan v. Walton, et al., the plaintiffs also allege violations of Rule 14a-9(a) under the Securities Exchange Act of 1934. All of the actions demand, among other things, a preliminary and permanent injunction enjoining the merger and rescinding the transaction or any part thereof that may be implemented.

        On March 2, 2010, the Maryland plaintiffs, Allied Capital and Ares Capital reached an agreement in principle to settle the consolidated Maryland action. Although Ares Capital and Allied Capital believe that the disclosures already provided were thorough and complete, in connection with the settlement Allied Capital and Ares Capital agreed to make certain additional disclosures that are contained in this document and pay plaintiffs' counsel for certain of their fees and expenses. The settlement is subject to final settlement documentation and approval by the court, after, among other things, notice is provided to the stockholders of Allied Capital. The terms of the merger agreement are not affected by the proposed settlement. As of the date of this document, the state and federal actions in the District of Columbia remain pending.

        There can be no assurance that the settlement will be finalized or that the Maryland court will approve the settlement. The settlement terms, which require court approval, provide that the Maryland suits will be dismissed with prejudice against all defendants.

        Allied Capital, Ares Capital, and the other defendants vigorously deny all liability with respect to the facts and claims alleged in the Maryland lawsuits and specifically deny that any further supplemental disclosure was required under any applicable law. The settlement is not, and should not be construed as, an admission of wrongdoing or liability by any defendant. However, to provide additional information to Allied Capital stockholders at a time and in a manner that would not cause any delay of the merger, Ares Capital and Allied Capital and its directors agreed to the settlement described above. The parties considered it desirable that the action be settled to avoid the expense, risk, inconvenience and distraction of continued litigation and to fully resolve the settled claims.

        The following information supplements the information provided in "The Merger—Background of the Merger" on pages 118 through 129 of the Proxy Statement:

  Investment Bankers

        Relationships between BofA Merrill Lynch, Allied Capital and Ares Capital are disclosed in detail in Annex B-1 (pages B-11- B-12) to the Proxy Statement. BofA Merrill Lynch and its affiliates in the past have provided investment banking, commercial banking and other financial services to Allied Capital and have received compensation for the rendering of these services, including (1) having acted as arranger, book manager and administrative agent for, and lender under, certain credit facilities of Allied Capital, (2) having acted as manager, agent and/or book runner for certain debt and equity offerings and trades by Allied Capital and (3) having provided certain foreign exchange and treasury management products and services to Allied Capital. In addition, BofA Merrill Lynch and its affiliates in the past have provided investment banking, commercial banking and other financial services to Ares Capital and its affiliates and have received compensation for the rendering of these services, including having acted as (1) underwriter or dealer manager for certain equity offerings of Ares Capital (including Ares Capital's initial public offering and Ares Capital's equity offering in February 2010), (2) syndication agent for, and lender under, certain credit facilities of Ares Capital and (3) financial advisor to certain of Ares Capital's affiliates in connection with certain mergers and acquisitions transactions. After BofA Merrill Lynch rendered its fairness opinion to Allied Capital's board of directors on October 25, 2009, two affiliates of BofA Merrill Lynch were engaged by Ares Capital to participate in and/or provide advice and services with respect to amendments to Ares Capital's credit facility that were implemented in January 2010. The affiliates of BofA Merrill Lynch received compensation from Ares Capital in respect of that engagement.

        Allied Capital and its board of directors decided to engage BofA Merrill Lynch to provide a fairness opinion in connection with the merger because of its experience in transactions similar to the merger, its reputation in the investment community and its familiarity with Allied Capital and its business. Allied Capital and its board of directors also decided to engage Sandler O'Neill to provide a fairness opinion to Allied Capital's board of directors in connection with the merger because unlike BofA Merrill Lynch, Sandler O'Neill did not have any past or current relationship to Allied Capital or Ares Capital prior to their engagement.

  Allied Capital's Exploration of Strategic Alternatives

        Allied Capital's board of directors carefully considered whether it was the appropriate time to engage in a business combination with Ares Capital and whether Allied Capital should pursue other alternatives simultaneously. As described in detail in the Proxy Statement (pages 118-129), both in 2008 and in early 2009, Allied Capital explored a variety of strategic alternatives and held various discussions regarding potential transactions. In reaching the determination to proceed with Ares Capital, Allied Capital's board of directors considered, with the assistance and advice of its external financial and legal advisors, whether it would be appropriate to run a process soliciting other potential buyers or merger partners. Based on the prior exploration of alternatives, Allied Capital's board of directors and its advisors were cognizant of the limited universe of capable, interested buyers for Allied Capital. Allied Capital's board of directors concluded that the risks and uncertainties associated with such a process outweighed the potential benefits and would have likely resulted in Ares Capital being unwilling to proceed with its proposal because of, among other things, the time and expense involved. In rendering its advice, Allied Capital's advisors at BofA Merrill Lynch noted that at the request of Allied Capital they had contacted several parties deemed most likely to be interested in and capable of acquiring Allied Capital, but none of the parties demonstrated serious interest in pursuing an acquisition.

  Exclusivity Period

        Allied Capital decided to enter into an exclusivity period for a limited period of time with Ares Capital in order to encourage both parties to negotiate a merger agreement that was agreeable to both parties.

  Fixed Exchange Ratio

        As described in detail in the Proxy Statement, Ares Capital's offer to Allied Capital included a fixed exchange ratio of the right to receive 0.325 shares of common stock of Ares Capital for each share of Allied Capital common stock. The agreement presented to Allied Capital did not include a collar and Allied Capital did not request a collar. Allied Capital's board of directors determined that a fixed exchange ratio was in the best interests of Allied Capital stockholders as it would permit them to benefit from any appreciation in the price of Ares Capital's common stock.

        The following information supplements the information provided in Annex C-1, "Sandler O'Neill & Partners, L.P.—Description of Process in Rendering Opinion," of the Proxy Statement:

        Sandler O'Neill did not draw any conclusions concerning its analysis of the relative contributions of the two companies, nor with respect to any of the other analyses they undertook in preparing their fairness opinion. Sandler O'Neill did not attribute any particular weight to any analysis or factor that it considered. Rather Sandler O'Neill made its own qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O'Neill believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analysis and factors or focusing on only some of the information presented, without considering all the analyses and factors or the full narrative description of the financial analyses, including methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analysis and opinion.

        In performing its analysis, Sandler O'Neill considered all BDCs that are publicly traded in the U.S. with a market capitalization in the excess of $100 million. Given that Allied Capital and Ares Capital both meet that qualification, the same group of companies was used for both Allied Capital and Ares Capital. Sandler O'Neill did not apply any multiples from the comparable companies to Allied Capital and therefore did not come up with any indicated values for Allied Capital.

        Sandler O'Neill used information from SNL Financial, a widely recognized data service, to provide the multiples. Sandler O'Neill selected only one transaction because only one transaction occurred in the last few years. Sandler O'Neill did not believe that other transactions in a different environment were applicable.

        With respect to the discounted cash flow analyses, Sandler O'Neill determined the terminal value multiple ranges based on its review of the historical trading multiples of the companies and their peers. Sandler O'Neill determined the discount rates based on its review of, and judgments concerning, the returns that a reasonable investor would expect from companies with similar financial characteristics in the current market environment.

        The following information supplements the information provided in Annex B-1, "Bank of America/Merrill Lynch, Pierce, Fenner & Smith Incorporated—Description of Process in Rendering Opinion," of the Proxy Statement:

        The relative contribution analysis prepared by BofA Merrill Lynch was one of many inputs into the overall financial analysis BofA Merrill Lynch provided to the Allied Capital board. No single input or model was determinative of the views and analysis performed by BofA Merrill Lynch.

        BofA Merrill Lynch performed a financial analysis of companies comparable to Allied Capital and Ares Capital by selecting the universe of companies that, in BofA Merrill Lynch's opinion, represented the companies with the most similar financial, operating and regulatory governance attributes (including leverage and other limitations imposed through operation as a BDC).

        BofA Merrill Lynch performed an analysis of selected precedent transactions compared to the proposed Allied Capital/Ares Capital transaction. BofA Merill Lynch presented one precedent transaction in this analysis because only one transaction that is relevant, representing a target company operating as a BDC, with similar financial, operating and regulatory governance attributes, has occurred in the sector over the past five years.

        BofA Merrill Lynch performed a discounted cash flow analysis of the two companies. The methodology employed by BofA Merrill Lynch utilized projected cash flows and discounted these to present day values after applying a discount rate. Discount rates were selected following an analysis of historical dividend yields and spreads on corporate bonds, amongst other factors.

        The following information supplements the information provided in "The Merger—The Unsolicited Offer from Prospect Capital" on pages 137 through 146 of the Proxy Statement:

        On January 14, 2010, Allied Capital received an unsolicited non-binding offer from Prospect Capital to acquire all of the issued and outstanding shares of Allied Capital in a stock-for-stock merger with a proposed share exchange ratio of 0.385 Prospect Capital shares for each Allied Capital share. On January 19, 2010, Allied Capital's board of directors unanimously rejected the offer after determining that such offer did not constitute a Superior Proposal and reaffirmed its recommendation that Allied Capital's stockholders vote for the transaction with Ares Capital announced on October 26, 2009.

        On January 26, 2010, Prospect Capital renewed its unsolicited non-binding proposal and increased its proposed share exchange ratio from 0.385 Prospect Capital shares for each Allied Capital share to 0.40. On February 3, 2010, Allied Capital's board of directors unanimously rejected the offer after determining that such offer did not constitute, and was not reasonably likely to result in, a Superior Proposal and reaffirmed its recommendation that Allied Capital's stockholders vote for the transaction with Ares Capital announced on October 26, 2009.

        On February 9, 2010, Prospect Capital issued a third unsolicited non-binding proposal and increased its proposed share exchange ratio from 0.40 Prospect Capital shares for each Allied Capital share to 0.4416 Prospect Capital shares for each Allied Capital share which expired on February 17, 2010. On February 11, 2010, Allied Capital's board of directors unanimously rejected the offer after determining that such offer did not constitute, and was not reasonably likely to result in, a Superior Proposal and reaffirmed its recommendation that Allied Capital's stockholders vote for the transaction with Ares Capital announced on October 26, 2009.

        The reasons for the determination of Allied Capital's board are set forth in detail in its letters to Prospect Capital contained in the Proxy Statement.

        On March 5, 2010, Prospect Capital issued a press release announcing it had terminated its solicitation of Allied Capital stockholders in opposition to the proposed merger with Ares Capital.

Solicitation of Proxies

        The following information supplements the information provided on pages 85 and 88 of the Proxy Statement:

        Ares Capital, Allied Capital and their respective directors, executive officers and certain other members of management and employees, including employees of Ares Capital's investment adviser and its affiliates, without special compensation therefor, may be soliciting proxies (by telephone, by electronic mail or by facsimile, telegram or other electronic means or in person) from Ares Capital and

Allied Capital stockholders in favor of the proposals to be considered and voted upon at the Ares Capital special meeting and the Allied Capital special meeting.

Allied Capital Dividend Reinvestment Plan

        The following information supplements the information provided in "Allied Capital Dividend Reinvestment Plan" on page 405 of the Proxy Statement:

        Allied Capital's dividend reinvestment plan will be suspended in connection with the special dividend of $0.20 per share which Allied Capital's board of directors intends to declare to Allied Capital stockholders of record on the date the merger is approved by the affirmative vote of the holders of two-thirds of the shares of Allied Capital common stock outstanding and entitled to vote thereon. As a result, the dividend reinvestment plan will not apply this special dividend and Allied Capital stockholders who participate in the dividend reinvestment plan will receive the dividend in cash.

        Allied Capital's dividend reinvestment plan will be terminated immediately prior to the effective time.

 INFORMATION CONCERNING THE ALLIED CAPITAL SPECIAL MEETING

        For those Allied Capital stockholders entitled to vote at the Allied Capital special meeting, a new white proxy card and postage-paid return envelope have been included with this document. There is no need to return the proxy card or grant your proxy authorization by telephone or the Internet if you have already done so; however, if you wish to, you can revoke any proxy you previously submitted, or change your vote, at any time before your proxy is exercised at the Allied Capital special meeting by submitting a later-dated, signed proxy card or a written revocation of your proxy or proxy authorization. Allied Capital has set out below instructions on how to vote or change your vote.

        YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU EXPECT TO VOTE IN PERSON AT THE ALLIED CAPITAL SPECIAL MEETING, IF YOU HAVE NOT YET VOTED OR IF YOU WISH TO CHANGE YOUR VOTE, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED WHITE PROXY CARD AND RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE AS SOON AS POSSIBLE. YOU MAY ALSO GRANT YOUR PROXY AUTHORIZATION BY TELEPHONE OR ON THE INTERNET AS DESCRIBED ON THE ENCLOSED WHITE PROXY CARD. Giving your proxy now will not affect your right to vote in person if you wish to attend the Allied Capital special meeting and vote personally.

How You Can Vote

  If your shares are held in a bank or brokerage account:

  1.
  You can vote by mailing in your Voting Instruction Form.

  2.
  You can vote by contacting your broker, if your shares are held in "street name."

  3.
  You can vote by calling (800) 454-8683. You will need to have your Voting Instruction Form and control number accessible to be able to vote.

  4.
  You can vote by going on the Internet to www.proxyvote.com. Again, you will need your Voting Instruction Form and control number.

        If your shares are held in a bank or broker account and you plan on voting at the Allied Capital special meeting you must obtain a Legal Proxy from your bank or broker which will enable you to vote your shares in the correct manner. If you only have your Voting Instruction Form, it will not be sufficient for voting your shares. You must have a Legal Proxy provided by your bank or broker.

  If you are a Registered Holder:

  1.
  You can vote by mailing in your proxy card.

  2.
  You can vote by calling (866) 239-6856. You will need to have your proxy card and proxy control number accessible to be able to vote.

  3.
  You can vote by going on the Internet to www.proxyvotenow.com/ALD. Again, you will need your proxy card and proxy control number.

  4.
  You can vote by attending the Allied Capital special meeting instead of submitting a proxy. If you chose to attend the Allied Capital special meeting, please bring an identification and proof of your ownership of Allied Capital stock.

How to Revoke or Change Your Vote

        Submitting a proxy does not preclude a stockholder from voting in person at the Allied Capital special meeting. A stockholder may revoke a proxy at any time before it is voted by filing with Allied Capital a duly executed revocation of proxy, by submitting a duly executed proxy to Allied Capital with a later date, by instructing the proxy solicitor to change their vote either by calling the proxy solicitor or via the Internet pursuant to the instructions shown on the proxy card or by appearing at the Allied Capital special meeting and voting in person. Stockholders may revoke a proxy by any of these methods, regardless of the method used to deliver a stockholder's previous proxy. Attendance at the Allied Capital special meeting without voting will not itself revoke a proxy.

Obtaining Additional Information

        If you would like additional copies, without charge, of this document or the Proxy Statement or if you have questions about the proposals, including the procedures for voting your shares, you should contact Georgeson, which is assisting Allied Capital in the solicitation of proxies, as follows:

Georgeson
199 Water Street, 26th Floor
New York, New York 10038
 Banks and Brokers Call (212) 440-9800
All Others Call Toll-Free (866) 695-6072

 INFORMATION CONCERNING THE ARES CAPITAL SPECIAL MEETING

        For those Ares Capital stockholders entitled to vote at the Ares Capital special meeting, a new proxy card and postage-paid return envelope have been included with this document. There is no need to return the proxy card or grant your proxy authorization by telephone or the Internet if you have already done so; however, if you wish to, you can revoke any proxy you previously submitted, or change your vote, at any time before your proxy is exercised at the Ares Capital special meeting by submitting a later-dated, signed proxy card or a written revocation of your proxy or proxy authorization. Ares Capital has set out below instructions on how to vote or change your vote.

        YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU EXPECT TO VOTE IN PERSON AT THE ARES CAPITAL SPECIAL MEETING, IF YOU HAVE NOT YET VOTED OR IF YOU WISH TO CHANGE YOUR VOTE, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE AS SOON AS POSSIBLE. YOU MAY ALSO GRANT YOUR PROXY AUTHORIZATION BY TELEPHONE OR ON THE INTERNET AS DESCRIBED ON THE ENCLOSED PROXY CARD. Giving your proxy now will not affect your right to vote in person if you wish to attend the Ares Capital special meeting and vote personally.

How You Can Vote

  1.
  By Proxy: Complete, sign, date and promptly mail the enclosed proxy card in the postage-paid envelope provided;

  2.
  By Internet: Please follow the instructions on your enclosed proxy card; or

  3.
  By Phone: Please follow the instructions on your enclosed proxy card.

        You may also attend the Ares Capital special meeting and vote in person. If your broker holds your shares, please bring a letter from your broker identifying you as the beneficial owner of the shares and authorizing you to vote your shares at the Ares Capital special meeting.

How to Revoke or Change Your Vote

        Any Ares Capital stockholder "of record" (i.e., you hold shares directly in your name) giving a valid proxy for the Ares Capital special meeting may revoke it before it is exercised by giving a later-dated properly executed proxy, by giving notice of revocation to Ares Capital in writing before or at the Ares Capital special meeting, by instructing the proxy solicitor to change their vote either by calling the proxy solicitor or via the Internet pursuant to the instructions shown on the proxy card or by attending the Ares Capital special meeting and voting in person. However, the mere presence at the Ares Capital special meeting by the stockholder does not revoke the proxy.

Obtaining Additional Information

        If you would like additional copies, without charge, of this document or the Proxy Statement or if you have questions about the proposals, including the procedures for voting your shares, you should contact D. F. King & Co., Inc., which is assisting Ares Capital in the solicitation of proxies, as follows:

D. F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
 Toll-Free: 1-800-967-7635
Call-Collect: 1-212-269-5550

FORWARD-LOOKING STATEMENTS

        Statements included in this document and the Proxy Statement may constitute "forward-looking statements," which relate to future events or the future performance or financial condition of Ares Capital or Allied Capital or the combined company following the merger. Ares Capital and Allied Capital caution readers that any forward-looking information is not a guarantee of future performance, condition or results and involves a number of risks and uncertainties. Actual results and condition may differ materially from those in the forward-looking statements as a result of a number of factors. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger, including, among others, future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts.

        Factors that may affect future results and condition are described in "Special Note Regarding Forward-Looking Statements" in the Proxy Statement and in Ares Capital's and Allied Capital's other filings with the SEC, each of which are available at the SEC's web site http://www.sec.gov or http://www.arescapitalcorp.com or http://www.alliedcapital.com, respectively. Ares Capital and Allied Capital disclaim any obligation to update and revise statements made herein or in the Proxy Statement based on new information or otherwise.

QuickLinks

SUPPLEMENT TO THE JOINT PROXY STATEMENT/PROSPECTUS FOR THE SPECIAL MEETINGS OF STOCKHOLDERS TO BE HELD ON MARCH 26, 2010
SUPPLEMENTAL INFORMATION
INFORMATION CONCERNING THE ALLIED CAPITAL SPECIAL MEETING
INFORMATION CONCERNING THE ARES CAPITAL SPECIAL MEETING
FORWARD-LOOKING STATEMENTS